FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2008

SECURITIES REGISTERED *

(As of close of fiscal year)

Amounts as to

Names of

Title of issue

which registration

exchanges on

is effective

which registered

________________________  ê ____________________________  ê ________________________

N/A

N/A

N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN MCNAB

Canadian Consulate General

1251 Avenue of the Americas

New York, NY  10020

Copies to:

CHRISTOPHER J. CUMMINGS Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick Fredericton, NB Canada E3B5H1

*  The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of  the rights of the holders of such securities.

None.

(b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.  A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 30 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 30 of Exhibit 99.1 hereto.

3.  A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 48 and 49 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2008, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

15 Feb. 2013	7 5/8	EO	$ 200,000,000	$ 67,995,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	200,000,000	120,290,000	Sept. 1993
15 May 2020	9 ¾	DU	200,000,000	14,335,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	15,067,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,000	--	Feb. 2007

2

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)

Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding	Date Issued

15 Feb. 2013	7 5/8	EO	$ 132,005,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	79,710,000	Sept. 1993
15 May 2020	9 ¾	DU	185,665,000	May 1990
1 May 2022	8 ¾	EI	184,933,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,000	Feb. 2007

(b)

If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.

A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)

Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

Reference is made to pages 30, 48 and 49 of Exhibit 99.1 hereto.

(b)

External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

Reference is made to pages 48 of Exhibit 99.1 hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 to 29 of Exhibit 99.1 hereto.

7.

(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

3

This annual report comprises:

(a)

Pages numbered 2 to 6 consecutively.

(b)

The following exhibits:

 99.1

Current Province of New Brunswick Description.

99.2

Province of New Brunswick 2008 – 2009 Budget excerpt (incorporated by reference to

Amendment No. 1 on form 18K/A dated April 4, 2008 to the Annual Report of the Province of New Brunswick).

99.3

Province of New Brunswick Public Accounts for the fiscal year end 31 March 2008

Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated October 9, 2008 to the Annual Report of the Province of New Brunswick).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 30th day of December 2008.

Province of New Brunswick

By: /s/ Leonard Lee-White

Leonard Lee-White

Assistant Deputy Minister

Treasury Division

Department of Finance

5

EXHIBIT INDEX

Exhibit Number

Description

99.1

Current Province of New Brunswick Description

99.2

Province of New Brunswick 2008 – 2009 Budget excerpt (incorporated by reference to

Amendment No. 1 on form 18K/A dated April 4, 2008 to the Annual Report of the Province of New Brunswick).

99.3

Province of New Brunswick Public Accounts for the fiscal year end 31 March 2008

Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated October  9, 2008 to the Annual Report of the Province of New Brunswick).

6

Exhibit “99.1” Current Province of New Brunswick Description

December 30, 2008

Exhibit “99.1” Current Province of New Brunswick Description

Table of Contents

Page

Map of the Province

3

Summary

4

Province of New Brunswick

5

General Information

5

The Economy

7

Revenue and Expenditure of the Province

19

Financing

29

Consolidation of New Brunswick Public Sector Debt

33

Public Sector Pension Liabilities

33

New Brunswick Power Holding Corporation

35

New Brunswick Electric Finance Corporation

47

Funded Debt Outstanding at March 31, 2008

48

Foreign Exchange

50

Sources of Information

50

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 30, 2008 the noon  spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars,  was $ 1.2217.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”).  The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB.  The new reporting model has resulted in a number of financial statement changes.  In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
Miscou Island
Île Lamèque
Caraquet
Shippagan
RESTIGOUCHE
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
Plaster Rock
Rivière Miramichi River
Détroit de Northumberland Strait
Perth-Andover
Richibucto
ÎLE-DU-PRINCE-ÉDOUARD
Presque Isle
KENT
CARLETON
Doaktown
Bouctouche
MAINE (U.S.A.) (É.-U.)
YORK
SUNBURY
Shediac
QUEENS
Houlton
Moncton
WESTMORLAND
Woodstock
Minto
Chipman
Nackawic
Fredericton
Sackville
Amherst
Fleuve Saint John River
Oromocto
ALBERT
NOVA SCOTIA
Sussex
Alma
McAdam
KINGS
NOUVELLE-ÉCOSSE
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Bay of Fundy
Baie de Fundy
Deer Island
Campobello Island
Grand Manan Island

NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

Exhibit “99.1” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein.

	Year Ended December 31,					Compound Annual Growth Rate %
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars where applicable)
Economy[1]
Gross Domestic Product (GDP) at market prices	22,366	23,672	24,748	25,825	26,947	4.8
Personal Income	18,940	19,856	20,534	21,302	22,352	4.2
Retail Trade	7,827	7,963	8,326	8,814	9,318	4.5
Manufacturing Sales	12,853	14,192	15,248	14,836	15,680	5.1
Foreign Commodity Exports	8,517	9,438	10,675	10,366	11,162	7.0
Population at July 1 (in thousands)	749	749	748	746	745	-0.01
Unemployment Rate	10.3%	9.8%	9.7%	8.8%	7.5%	---
Change in Consumer Price Index	3.4%	1.5%	2.4%	1.7%	1.9%	---
Change in Real GDP	2.8%	2.8%	1.6%	2.4%	1.7%	---

1 Source: Statistics Canada – numbers are subject to adjustment

	Year Ending March 31,
	2005	2006	2007	2008	Budget Estimates 2009
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	(241.6)	(230.7)	(270.6)	(127.8)	(106.1)
Net Capital Expenditure	344.0	375.2	403.9	721.0	459.2
(Surplus) Deficit on Special Purpose Account	(6.3)	(6.8)	(9.5)	(10.2)	1.4
(Surplus) Deficit on Special Operating Agency	(13.1)	(33.9)	(16.3)	(4.7)	(11.4)
Earnings from Sinking Fund	(221.6)	(226.4)	(231.8)	(230.7)	(224.8)
Accounting adjustments on consolidation	0.1	8.6	(11.9)	(26.0)	---
Increase (Decrease) in Net Debt	(138.5)	(114.0)	(136.2)	321.6	118.3
Adjustments related to non financial assets	(96.7)	(121.0)	(100.5)	(408.3)	(137.3)
Annual (Surplus) Deficit	(235.2)	(235.0)	(236.7)	(86.7)	(19.0)

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars unless otherwise indicated)
Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	8,485.8	8,397.0	8,942.4	9,272.8	9,461.7
Less Sinking Funds	3,716.2	3,773.8	3,984.0	3,968.2	4,161.9
Net Provincial Purpose Funded Debt	4,769.6	4,623.2	4,958.4	5,304.6	5,299.8
As a Percent of GDP	21.3	19.6	19.7	20.5	19.7

	Year Ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)
Funded Debt Used for Advances to NB Power/NBEFC [2]
Gross Advances	3,098.0	3,316.6	3,261.5	3,709.1	3,602.9
Less Sinking Funds	363.7	391.6	336.4	300.6	309.4
Net Advances	2,734.3	2,925.0	2,925.1	3,408.5	3,293.5

	Year Ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)
Contingent Liabilities	263.5	269.4	102.6	94.4	78.8

1 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

2 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.  See section on

New Brunswick Electric Finance Corporation.

PROVINCE OF NEW BRUNSWICK
GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

Exhibit “99.1” Current Province of New Brunswick Description

According to Statistics Canada, the population of the Province on July 1, 2008 was estimated at 747,302.  The three largest urban areas of New Brunswick and their respective populations based on 2006 census figures are Saint John (122,389), Moncton (126,424) and Fredericton (85,688), the capital of the Province.

Government

Canada consists of a federation of provinces and Federal territories with a constitutional division of powers between the Federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is His Honour Herménégilde Chiasson.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.  There are presently 21 members of the Executive Council, including the Premier, the Honourable Shawn Graham.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.  Of a total of 55 seats in the Legislative Assembly, 32 are held by the Liberal Party and 23 are held by the Progressive Conservative Party.  The last Provincial general election was held on September 18, 2006.  Subject to the Legislative Assembly Act, the next Provincial general election will be held on September 27, 2010 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held Provincial general election.

International Trade Agreements

 The Government of New Brunswick believes that Canada’s participation in the Canada-U.S. Free Trade Agreement (“FTA”) and North American Free Trade Agreement (“NAFTA”) improves the Province’s international trade opportunities, particularly with neighbouring U.S. The FTA and NAFTA have provided the Province with an extraordinary advantage in the U.S. market over the past 20 years. However, as the U.S. implements more regional/bilateral free trade agreements, New Brunswick’s exclusive position is being eroded. The Government of Canada has recently become more aggressive with its regional trade agenda, announcing the signing of a free trade agreement with the European Free Trade Association on January 26, 2008, as well as the signing of the Canada-Peru Free Trade Agreement on May 29, 2008, and the negotiation of the Canada-Columbia Free Trade Agreement which concluded on June 7, 2008.  Trade talks are continuing with the Dominican Republic and with the Caribbean Community.

 The advancement of the World Trade Organization (“WTO”) is beneficial for the export-oriented economies of both Canada and New Brunswick.  The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round.  The Province participates actively on Federal/Provincial consultative committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On April 27, 2006 Canada and the U.S. arrived at a mutually agreed upon framework for resolution of the dispute in which Ottawa delivered on a promised “exclusion” for Atlantic Canada.   On Sept 12, 2006, Canada and the U.S. signed the final Softwood Lumber Agreement (“SLA”).  The SLA assured Canada there will be no issues in the softwood sector for two years, with a potential of five to seven more years.  As Atlantic Canada is excluded from the “export measures” not the terms

Exhibit “99.1” Current Province of New Brunswick Description

of  the SLA overall, the Province continues to actively monitor all activity relative to the SLA, especially U.S. challenges and ongoing arbitrations.

Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin continues to enter the U.S. duty free, export tax free and with no quota restrictions. At the current price for lumber (average of U.S. $266 per thousand board feet as of July 2008) exporters in British Columbia and Alberta are being charged an export tax of 15%.  Exporters in Saskatchewan, Manitoba, Quebec and Ontario are subject to an export control regime including an export tax and quota restrictions.

THE ECONOMY

Economic Update 2008

For 2008, the New Brunswick economy has performed according to expectation for the first three-quarters of the year, and the Province’s major energy capital projects are proceeding as planned. Year-to-date, employment is up by approximately 4,000 net new jobs, average weekly earnings have increased 3.4 per cent and retail sales have increased 5.5 per cent. These are positive results.

However, the weakened global economy will mean lower economic growth for the latter part of 2008. The Department of Finance projected economic growth for 2008 at 1.8 per cent in its March budget. The Department now anticipates real growth in New Brunswick of approximately 1.0 per cent for the year, comparable to the current private sector consensus estimate of 1.2 per cent.

Developments in 2007

After a strong performance in the first half of 2007, Canadian economic growth slowed in the third quarter and weakened further in the last three months. Real GDP grew at 2.7% in 2007, supported by strength in consumer spending, residential construction and business investment. Canada’s labour market continued to thrive in 2007, with employment up 2.3% (+382,100) and the unemployment rate declined to a three-decade low of 6.0% from 6.3% the previous year.

Real economic growth in New Brunswick slowed in 2007, increasing at a rate of 1.7% compared to 2.4% in 2006. Investment was the principal driver of growth in 2007, with two mega-projects dominating investment in non-residential construction: the Point-Lepreau Nuclear Generating Plant refurbishment project and the construction of the Canaport LNG terminal in Saint John. Residential investment rose to an unprecedented high of $1,489.6 million (+6.8%) in 2007. Mining production climbed further in 2007. The overall value of mineral production was estimated to total $1,569.2 million, a 2.0% increase from 2006.

In 2007, retail sales in New Brunswick were up 5.7% over the 2006 level, compared to a 5.8% national increase. New motor vehicle sales advanced 5.3% from 2006 after three consecutive yearly contractions. New Brunswick's Consumer Price Index increased 1.9%, compared to a 2.2% increase for Canada. The value of New Brunswick manufacturing sales in 2007 increased 5.7% from 2006, while Canadian manufacturing sales declined 0.1%. Labour income in New Brunswick rose 4.9% in 2007, below the national rate of growth of 6.1%. Housing starts increased to 4,242 units, up 3.8% from 2006. In the agriculture sector, farm cash receipts fell 1.9% in 2007.

Capital investment in New Brunswick reached $6.0 billion in 2007, a 5.4% increase over 2006.  Investment in 2007 represents the highest annual investment total in Provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries. Capital investment in Canada increased by 5.6% in 2007.

Energy exports accounted for more than half of total foreign exports originating from New Brunswick. Supported by higher refined petroleum prices in 2007, exports of energy products soared 14.5%, more than offsetting the 6.2% decline in 2006. As a result, the value of foreign exports of commodities increased 7.7%.

A dynamic labour market was evident in 2007. Employment posted stronger growth than it did a year ago, rising by 7,400 jobs or 2.1%. Gains in construction  and health care and social assistance accounted for three-quarters of the increase. The unemployment rate fell to 7.5%, a 32-year low.

Exhibit “99.1” Current Province of New Brunswick Description

Economic Activity

In 2007, the nominal value of New Brunswick’s GDP was estimated at $26,947 million or $35,940 per capita. Over the 2003 to 2007 period, GDP market prices grew at a compound annual growth rate of 4.8% compared to a national rate of growth of 6.1%.

Between 2003 and 2007, the real GDP from goods producing industries increased at a compound annual growth rate of 0.7% to $5,988.1 million (chained 2002 dollars). The real GDP of service producing industries recorded a compound annual growth rate of 2.8% during that same period, reaching a level of $15,387.2 (chained 2002 dollars).

The gross value of manufacturing sales increased at a compound annual growth rate of 5.1% (in current prices) over the 2003 to 2007 period, while foreign exports of commodities rose at a compound annual growth rate of 7.0 (in current prices).

Personal income has increased from $18,940 million in 2003 to $22,352 million in 2007 (in current prices), a compound annual growth rate of 4.2%. On a per capita basis, personal income increased from $25,212 to $29,811 (in current prices) over the same period, growing at a compound annual growth rate of 4.3%. Retail trade for New Brunswick increased at a compound annual growth rate of 4.5% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole for the years 2003 through 2007.

SELECTED ECONOMIC INDICATORS
	Year Ended December 31,
						CAGR[1] (%)
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices
New Brunswick	22,366	23,672	24,748	25,825	26,947	4.8
Canada	1,213,175	1,290,906	1,372,626	1,450,490	1,535,646	6.1
Per Capita Gross Domestic Product (in dollars)
New Brunswick	29,773	31,477	32,939	34,469	35,940	4.8
Canada	38,299	40,347	42,480	44,426	46,569	5.0
Personal Income
New Brunswick	18,940	19,856	20,534	21,302	22,352	4.2
Canada	931,773	984,164	1,034,859	1,103,201	1,171,741	5.9
Per Capita Personal Income (in dollars)
New Brunswick	25,212	26,403	27,331	28,432	29,811	4.3
Canada	29,416	30,760	32,027	33,789	35,533	4.8
Private and Public Investment (new)	3,980	4,405	4,743	5,686	5,992	10.8
Retail Trade	7,827	7,963	8,326	8,814	9,318	4.5
Manufacturing Sales	12,853	14,192	15,248	14,836	15,680	5.1
Foreign Commodity Exports	8,517	9,438	10,675	10,366	11,162	7.0
Real Gross Domestic Product (chained 2002 dollars)
New Brunswick	21,765	22,366	22,727	23,280	23,669	2.1
Canada	1,174,592	1,211,239	1,246,064	1,284,819	1,319,681	3.0
Change in Consumer Price Index
New Brunswick	3.4%	1.5%	2.4%	1.7%	1.9%
Canada	2.8%	1.8%	2.2%	2.0%	2.2%
Unemployment Rate
New Brunswick	10.3%	9.8%	9.7%	8.8%	7.5%
Canada	7.6%	7.2%	6.8%	6.3%	6.0%

Exhibit “99.1” Current Province of New Brunswick Description

1Compound annual growth rate

 Source:  Statistics Canada

Structure of the economy

The New Brunswick economy receives a large contribution from natural resources, especially forestry and forestry-related industries. The Provincial economy shows a larger concentration of service industries than goods-producing industries compared to Canada as a whole. During the 2003 to 2007 period, real GDP in the service industries accounted for 72% of total real GDP compared to 74% for Canada.

The following table shows real GDP by industry in New Brunswick for the years 2003 to 2007, valued in chained 2002 dollars.

GROSS DOMESTIC PRODUCT BY INDUSTRY[1]
	Year Ended December 31,
	2003	2004	2005	2006	2007	CAGR[2] % 2003-2007
	(In millions of chained 2002 dollars)
Goods-Producing Industries
Manufacturing	2,929.9	2,936.3	2,746.9	2,724.5	2,692.0	-2.1
Construction	1,223.2	1,123.2	1,157.4	1,414.4	1,535.1	5.8
Utilities	699.0	695.2	776.7	727.3	755.5	2.0
Primary Industries
Agriculture, Forestry, Fishing and Hunting	762.3	836.7	788.0	868.9	819.6	1.8
Mining and Oil and Gas Extraction	185.4	170.8	165.4	168.8	155.4	0.4

Total Goods-Producing Industries	5,817.7	5,783.8	5,669.5	5,938.3	5,988.1	0.7

Service-Producing Industries
Transportation and Warehousing	1,062.9	1,082.6	1,063.7	1,069.9	1,081.5	0.4
Information and Cultural Industries	684.5	693.7	727.6	766.9	772.0	3.1
Retail Trade	1,235.0	1,283.7	1,323.1	1,392.9	1,456.4	4.2
Wholesale Trade	935.7	1,169.7	1,314.6	1,200.8	1,183.8	6.1
Finance and Insurance, Real Estate, Renting, Leasing, Company Management	3,282.2	3,428.7	3,592.0	3,708.5	3,812.9	3.8
Public Administration	1,911.5	1,931.1	1,955.6	1,998.5	2,033.8	1.6
Educational Services	1,042.6	1,066.8	1,086.9	1,104.8	1,121.7	1.8
Health Care and Social Assistance	1,523.4	1,571.1	1,581.3	1,615.2	1,645.9	2.0
Professional, Scientific and Technical Services	556.9	555.7	580.3	602.5	617.6	2.6
Administrative and Support, Waste Management and Remediation Services	420.4	483.3	492.0	497.1	502.6	4.6
Accommodation and Food Services	467.3	465.0	454.3	465.2	472.4	0.3
Arts, Entertainment and Recreation	127.0	130.4	132.3	134.2	136.7	1.9
Other Services	540.4	541.4	528.3	541.0	551.2	0.5

Total Service-Producing Industries	13,790.2	14,409.4	14,837.5	15,097.9	15,387.2	2.8

Total Real Domestic Product (at basic prices)	19,609.6	20,185.9	20,485.4	21,024.6	21,359.0	2.1

Exhibit “99.1” Current Province of New Brunswick Description

1Totals may not add up due to the adoption of the chain Fisher deflation methodology.

2Compound annual growth rate

Source:  Statistics Canada.

Primary Industries

Mining.

New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth, and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl, and silica. In 2007, the overall value of mineral production was estimated to total $1,569.2 million, a 2.0% increase from 2006.

The value of metallic mineral production in 2007 was $1,231.3 million (+0.2%), essentially unchanged from 2006. The metals sector accounts for 78.5% of the total value of mineral production. Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $337.9 million, a 9.0% rise from 2006. The non-metals sector is influenced primarily by potash.  Encouraged by strong global demand and elevated zinc prices, foreign exports of zinc ores and concentrates originating from the Province soared 52.6% to $276.4 million in 2007.

Employment in the mining and oil and gas extraction industry stood at 4,600 in 2007, up 800 from 2006. The sector represents slightly more than 1% of Provincial GDP.  Many developments surfaced in the mining sector in 2007. Blue Note Mining Inc. reopened the Caribou and Restigouche mines near Bathurst and delivered its first shipment of lead concentrate to the Xstrata smelter in Belledune. Potash Corporation of Saskatchewan Inc. announced the $1.7-billion development of a new mine adjacent to its existing operation near Sussex.

Contact Exploration conducted production tests on four oil wells in the west Stoney Creek area and completed preliminary testing on 14 others. Corridor Resources Inc. continued to develop the McCully gas field and Adex Mining Inc. laid out plans to reopen the Mount Pleasant mine that was closed in 1985. New Brunswick also saw marked progress in mineral exploration by numerous companies such as Slam Exploration Ltd., Stratabound Minerals Corp., CVRD Inco Ltd., Geodex Minerals Ltd., Xstrata Zinc Canada, First Narrows Resources Corp., and Capella Resources Ltd. Approximately $34 million was spent on exploration initiatives in 2007.  Ways to improve and expand the viability of the mining industry are continually being investigated by the Province.

MINERAL PRODUCTION
	Year Ended December 31,
	2003	2004	2005	2006	2007p
	(In millions of dollars)
Metallic Minerals	447.7	507.8	583.4	1,228.5	1,231.3
Fuels, including Coal	17.1	n/d	n/d	n/d	n/d
Non-Metallic Minerals	237.8	n/d	n/d	n/d	n/d
Total	702.5	778.6	906.6	1,538.6	1,569.2

P - preliminary

n/d -  not disclosed

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

Forestry

Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $45.8 million in Crown royalties for the fiscal year ended March 31, 2008. The Province received $43.5 million of these royalties from Licensee and Sub-licensee harvest activities and $2.3 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2001 through 2005

FOREST PRODUCTION
	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands of cubic metres)
Pulpwood	2,799	2,584	3,085	2,940	2,049
Logs and Bolts	7,308	7,319	7,637	7,995	7,818
Fuelwood	44	52	36	35	71
Other	35	33	30	35	n/d
Total	10,186	9,989	10,788	11,004	9,968

n/d – not disclosed

Agriculture

The 2006 Census of Agriculture indicated that New Brunswick had 2,776 farms and 395,500 hectares of farmland.  The comparable figures from the 2001 Census were 3,034 farms and 388,000 hectares.  Cattle farms accounted for 29.5% of all farms in New Brunswick in 2006, followed by fruit operations (13.4%) and dairy farms (9.7%).  Total farm cash receipts in the Province were $443.5 million in 2007, down 1.9% from the previous year.  Receipts for potatoes, the largest crop, decreased 21.7% to $88.8 million.

Fishing

Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 88% of the value of landings estimated at $172.2 million in 2007, a 16% increase from 2006.  The average annual value of fish landings during the 2003-2007 period was $181.5 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Secondary Industries

Manufacturing

Employment in the manufacturing sector reached 37,900 in 2007, a 2.7% rise over 2006. The increase was mainly due to the non-durables component with petroleum and coal products manufacturing reporting a gain of 1,200. The manufacturing sector represents more than 13% of Provincial GDP.

In 2007, the value of manufacturing sales increased by 5.7% to $15,680 million from $14,836 million. New developments in the manufacturing sector (excluding the paper and wood products components) involved Atlantic Mist Cranberries Inc., IPL Inc. (plastics), Maritime Hydraulic Repair Centre (oil industry products), McCain Foods (potato processing), Precision Nuclear Inc. (nuclear products), and Spielo Manufacturing Inc. (gaming technology).

Exhibit “99.1” Current Province of New Brunswick Description

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2003 through 2007.

GROSS SELLING VALUE OF FACTORY SALES
	Year Ended December 31,
						CAGR[1] %
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)
Industry
Paper Manufacturing	2,289.9	n/d	n/d	n/d	n/d
Food Manufacturing	1,973.0	1,840.2	1,796.4	1,768.1	1,766.8	-2.7
Wood Product Manufacturing	1,503.1	1,583.4	1,468.2	1,248.9	1,001.1	-9.7
Miscellaneous Manufacturing[2]	7,087.4	10,768.2	11,983.5	11,818.7	12,911.7	16.2
Total	12,853.4	14,191.8	15,248.1	14,835.7	15,679.6	5.1

1Compound annual growth rate

2The principal components of "Miscellaneous" are petroleum products, paper manufacturing, lead smelting and electrical and electronics commodities.

n/d – not disclosed

Source:  Statistics Canada.

Construction

The construction industry stayed active in 2007, creating an additional 2,900 jobs to a total of 24,000.  Residential construction investment grew 6.8%, driven by strength in employment, growth in personal disposable income and attractive financing options.

Service industries

Trade

New Brunswick’s retail trade rose 5.7% in 2007, the strongest increase since 1999. Nationally, retail sales were up 5.8%. Provincial employment in the sector was 45,600 in 2007,  much the same as in the previous two years, and average weekly earnings increased 1.7%. This group accounts for almost 7% of Provincial GDP.  Thirteen of the 15 published store types in the Province reported positive sales growth with double-digit gains in specialized building materials and garden stores, used and recreational motor vehicle and parts dealers and home furnishings stores. Declines were exhibited in pharmacies and personal care stores and computer and software stores.

Transportation

In 2007, transportation and warehousing employment in New Brunswick decreased 4.0% to 19,100. While employment in truck transportation held steady at 9,400, gains in scenic and sightseeing transportation were not enough to offset losses in transit and ground passenger transport, postal services and couriers and messengers. Transportation and warehousing accounts for more than 5% of Provincial GDP.  The port of Saint John reported increases of 20.6% in vessel traffic and 8.9% in cargo tonnage. In 2007, 27.1 million tonnes of cargo were handled with strong improvements in petroleum products, salt, sugar, paperboard, lumber, and containers. Almost 134,000 passengers on 53 cruise ships visited in 2007, both up more than 50% from 2006; 82 ships with 188,000 passengers are expected for 2008. The contract to build a new $8.7 million cruise ship

Exhibit “99.1” Current Province of New Brunswick Description

terminal building was awarded, and construction should be completed in the spring of 2009. The $750 million Canaport LNG terminal will be operational by early 2009 and will add 100 ship calls annually to the port of Saint John. Construction started on the $350 million, 145 kilometre pipeline that will connect with the Maritimes & Northeast Pipeline and deliver natural gas from the LNG terminal to the U.S. market. The $59.6 million pipeline from the McCully field near Sussex to the Maritimes & Northeast Pipeline was completed. Natural gas started to flow in June 2007.

The Belledune Port Authority handled 1.9 million tonnes of goods in 2007, an increase of 1.4% over 2006. The port authority is investing about $5 million in new storage facilities to handle wood pellets, zinc concentrate and perlite.

 In 2007, there was a 61.0% increase in aircraft movement at the Greater Moncton International Airport (“GMIA”); a second flight to Paris was added and Air Canada started a direct flight service to Ottawa. Transport Canada launched an international air cargo transshipment program at the airport which will enhance Moncton’s position as an inter-modal hub for the Maritimes. GMIA offers more than 100 all-cargo flights per week and handles over 24,000 metric tonnes annually. The Fredericton International Airport saw a 37.5% boost in aircraft movements in 2007 as a new $16-million flight school was established to train students from China and Air Canada added a direct flight service to Ottawa.

 The Saint John Airport benefited from a new WestJet service to Toronto and seasonal flights by Sunwing Vacations. These developments influenced aircraft movements which rose 11.9% over 2006.

Communications and Technology

Employment in technology and communication was 49,100 in 2007, an increase of 1.9% from the year before. This group accounts for about 9% of New Brunswick’s GDP. In 2007, average weekly earnings varied from $376.31 for business support services (including customer contact centres), to $1,001.23 for information and cultural industries, to $1,119.89 for computer systems design and related services.

 In 2007, Rogers Communications Inc. announced a $109-million investment over two years to improve its wireless coverage and expand its residential telephone service and digital cable offerings throughout the Province.  The initiative will provide additional jobs at its customer care centre in Moncton. As well, Aliant announced a $12-million expansion of its broadband Internet-based TV service to households in greater Moncton.

 The NRC-IIT continued with research groups focusing on People-Centred Technologies and Internet Logic. Currently, there are more than 75 staff members working out of the Fredericton and Moncton locations. The e-learning sector is benefiting from a four-year, $5.5-million SynergiC3 project that involves NRC-IIT and Ontario-based Desire2Learn (which established its first satellite office in Moncton). As well, Innovatia, a subsidiary of Bell Aliant, opened a research and development centre in Saint John.

 The aerospace, defense and security industry employs about 800 people and reported revenues of more than $125 million in 2007. Funding obligations from recent Federal military procurements are expected to boost this industry for several years.  Information technology (“IT”) industry group propelsj, which was established to promote the industry in Saint John, has seen 20 new IT firms start up or locate in the area since 2004 (nine in 2007). A recent survey noted these firms employ more than 200 professionals and have combined revenue in excess of $16.5 million. Several customer contact centres announced new jobs or future expansion plans including: Atelka, Delta Hotels, Hostopia.com, Rogers Communications Inc., Sitel, TeleTech, TD Insurance Home and Auto, and Virtual-Agent Services. These announcements helped offset losses due to the closure of AOL Canada and Connect North America. The customer contact sector has roughly 110 sites that employ about 21,000 people throughout New Brunswick.

Tourism

Tourism revenues remained fairly stable at $1.2 billion in 2007. Provincial hotels and other lodgings reported an average July-August occupancy rate of 72.5% in 2007, up from 69.5% the year before. As well, room sales increased 5.1% for the full year. While room sales by U.S. and other foreign visitors declined 3.0%, increases of 10.0% by New Brunswick residents and 1.7% by other Canadians were realized. In 2007, the accommodation sector benefited from new projects and upgrades worth more than $25 million in total and for 2008, over $5 million in projects were announced.

In 2007, employment for accommodation and food services in New Brunswick fell 3.2% to 24,200. Average weekly earnings rose 5.9% in 2007. The sector represents 2% of Provincial GDP.

Exhibit “99.1” Current Province of New Brunswick Description

Sales in the food services and drinking places industry fell for the third year in a row, declining 4.2% in 2007. Two of the four components showed growth: limited-service establishments (55.6% of the total) at 2.8% and drinking places at 0.2%. Nationally, the overall increase was 3.0%.

Foreign Trade

SELECTED TRADE INDICATORS
For Year Ending March 31,
	(In millions of dollars unless otherwise stated)
	2003	2004	2005	2006	2007
Exports of Goods and Services	16,928	18,489	20,384	20,615	21,315
Exports to other countries	10,274	11,234	12,250	11,906	12,305
Exports of goods to other countries	9,224	10,255	11,103	10,780	11,171
Exports of services to other countries	1,050	979	1,147	1,126	1,134
Exports to other provinces	6,654	7,255	8,134	8,709	9,010
Exports of goods to other provinces	4,603	4,994	5,636	6,077	6,264
Exports of services to other provinces	2,051	2,261	2,498	2,632	2,746
Ratio of Exports to Nominal GDP	75.7%	78.1%	82.4%	79.8%	79.1%
Imports of Goods and Services	18,985	20,554	22,950	24,209	25,587
Imports from other countries	9,569	10,552	12,108	12,557	12,370
Imports of goods from other countries	8,837	9,777	11,330	11,707	11,467
Imports of services from other countries	732	775	778	850	903
Imports from other provinces	9,416	10,002	10,842	11,652	13,217
Imports of goods from other provinces	5,378	5,347	5,767	6,209	7,486
Imports of services from other provinces	4,038	4,655	5,075	5,443	5,731
Ratio of Imports to Nominal GDP	84.9%	86.8%	92.7%	93.7%	94.9%
Trade Balance	(2,057)	(2,065)	(2,566)	(3,594)	(4,272)
Gross Domestic Product at Market Prices	22,366	23,672	24,748	25,825	26,947

 Source:  Statistics Canada

Foreign Exports of Commodities

Foreign exports of commodities have become increasingly important to both the New Brunswick and Canadian economies. In 2007, foreign exports were equivalent to 46% of GDP for the Province compared to 35% for Canada.

New Brunswick’s foreign exports of commodities, estimated at $11,162 in 2007 (in current dollars), increased at a compound annual growth rate of 7.0% over the 2003 to 2007 period.

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2007, the U.S. purchased an aggregate of 88% of the Province’s foreign commodity exports. Energy products (mostly refined petroleum products and some electricity) accounted for 59.5% of all commodity exports that year, followed by forest products (lumber, pulp and paper) at 14.5%, and agricultural and fishing products at 10%. Other important commodity exports are fertilizers, plastic products, machinery and mechanical appliances, potash, and metallic ores (mostly zinc).

The table below shows foreign exports of commodities from New Brunswick for the years 2003 to 2007. The largest component, energy products, increased at a compound annual growth rate of 14.4% during that time due to particularly strong increases in energy prices in the past few years. Exports of forest products decreased at a compound annual growth rate of 5.5% due to price declines and weak markets.   Declining at a compound annual growth rate of 4.7% over the past five years, exports of agricultural and fishing products experienced a steady downturn during the period.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXPORTS OF COMMODITIES

	Year Ended December 31,
						CAGR[1] (%)
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)
Forest Products	2,027.2	2,191.2	1,755.8	1,788.4	1,615.6	-5.5
Energy Products	3,871.1	4,470.9	6,181.4	5,799.9	6,637.8	14.4
Agriculture and Fishing Products	1,340.6	1,282.3	1,277.7	1,217.9	1,107.3	-4.7
Industrial Goods	587.1	692.3	801.7	852.9	1,095.6	16.9
Machinery and Equipment	514.8	565.3	459.0	471.5	471.2	-2.2
Other	177.0	235.7	199.5	235.6	234.5	7.3

Total	8,517.0	9,437.8	10,674.9	10,366.0	11,162.2	7.0

1Compound annual growth rate

Source:  Statistics Canada.

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2003 to 2007. The largest component, energy products, increased at a compound annual growth rate of 10.6% during that time due to particularly strong increases in energy prices in the past few years.

FOREIGN IMPORTS OF COMMODITIES
	Year ended December 31,					CAGR[1] (%)
	2003	2004	2005	2006	2007	2003-2007
	(In millions of dollars)
Forest Products	146.6	145.9	170.0	149.3	137.6	-1.6
Energy Products	3,338.2	4,126.8	5,135.3	5,098.3	4,997.7	10.6
Agriculture and Fishing Products	527.2	503.0	496.8	475.9	452.6	-3.7
Industrial Goods	911.6	952.8	1,042.1	723.1	798.4	-3.3
Machinery and Equipment	610.7	638.3	713.9	614.5	602.1	-0.4
Other	439.9	532.3	444.5	460.2	481.6	2.3

Total	5,974.2	6,899.0	8,002.7	7,521.7	7,470.0	5.7

1Compound annual growth rate

Source:  Statistics Canada.

New Investment

The following table sets forth statistics regarding new investment in New Brunswick, by sector, and compares total new investment with Canada as a whole.

Exhibit “99.1” Current Province of New Brunswick Description

NEW INVESTMENT
	Year Ended December 31,
	2003	2004	2005	2006	2007[1]
	(In millions of dollars)
Construction
Housing	1,150.6	1,291.0	1,305.2	1,394.3	1,489.6
Public Administration	365.0	402.8	433.5	476.4	427.9
Other	1,010.5	877.7	996.7	1,717.7	2,090.6
Construction Investment	2,526.1	2,571.5	2,735.4	3,588.4	4,008.1

Machinery and Equipment
Manufacturing	370.7	379.1	597.7	n/d	501.1
Finance and Insurance	179.8	218.6	222.8	246.7	246.8
Public Administration	93.2	126.6	134.0	129.5	153.2
Real Estate and Rental and Leasing	82.3	113.5	212.3	227.3	227.0
Other	728.0	995.3	840.8	1,494.1	855.7
Machinery and Equipment Investment	1,454.0	1,833.1	2,007.6	2,097.6	1,983.8

Total New Investment	3,980.1	4,404.6	4,743.0	5,686.0	5,991.9

Total New Investment (Canada)	224,849.7	247,881.7	273,225.3	305,410.2	322,595.8

1Preliminary actual.

n/d:   not disclosed

Source:  Statistics Canada.

Investment in 2007 represents the highest annual investment total in Provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries.

Capital investment in New Brunswick reached $6.0 billion in 2007, a 5.4% increase over 2006. Increases came from both the private and public sectors. Private sector capital investment, which represents around 78% of the total, increased 4.3% in 2007 with higher investments in both housing and nonresidential construction. Capital spending from the public sector rose 9.5% in 2007 due to higher investments in construction and machinery and equipment.

Construction on the Canaport LNG terminal and the $1.4-billion refurbishment of the Point Lepreau generating station (which includes the cost of replacement electricity) continued in 2007. The $750-million LNG terminal is expected to be operational in early 2009 while work on the Point Lepreau nuclear power plant is projected to be completed in 2009. A number of noteworthy investment projects were completed in 2007: the $85-million Upper River Valley Hospital in Waterville, New Brunswick Power Transmission Corporation's new $50-million transmission line from Point Lepreau to the Maine border, a new $35-million brewery in Moncton, a $16-million flight school at the Fredericton International Airport, the $16-million Willie O’Ree sports and leisure complex in Fredericton, a $10.3-million French-language school in Fredericton (École des Bâtisseurs), and Fraser Papers’ $10-million (U.S.) rebuild of the recovery boiler at its Edmundston pulp mill.

The twinning of the Trans-Canada Highway was completed with the final section between Grand Falls and Woodstock opened to the public. Residential construction investment totalled $1,489.6 million in 2007, a 6.8% rise over 2006. Construction of new dwellings and renovation expenditures both contributed to the increase. Nationally, residential construction investment grew 8.5%. In 2007, Provincial housing starts increased 3.8% to 4,242 units.

Non-residential building construction investment increased 3.2% in 2007. Gains in the industrial (+35.7%) and commercial (+5.5%) components more than offset an 11.1% decline in institutional and governmental building construction. Healthy gains in construction spearheaded employment growth among New Brunswick’s industries rising by 2,900 to 24,000 in 2007. Construction industries represent more than 6% of Provincial GDP.

Exhibit “99.1” Current Province of New Brunswick Description

Labour Force

Employment in New Brunswick experienced an increase in 2007 (+2.1%) with gains totalling 7,400 to reach a record high of 362,800. Nationally, employment rose 2.3%. The Provincial unemployment rate was pushed down to a 32-year low in 2007, averaging 7.5% and marking the fourth successive year the rate has been lower than 10%. Canada’s jobless rate fell almost one-third a percentage point to 6.0%. Unemployment in New Brunswick stood at 29,600, a 13.5% drop from 2006 while the national level decreased 2.7%.

LABOUR FORCE
	Average for Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands)
Population 15 years and over	605.0	607.6	610.4	611.3	613.2
Labour Force	382.4	388.0	388.2	389.6	392.4
Labour Force Employed	343.1	350.1	350.5	355.4	362.8
Labour Force Unemployed	39.4	38.0	37.7	34.2	29.6
Unemployment Rate
New Brunswick	10.3%	9.8%	9.7%	8.8%	7.5%
Canada	7.6%	7.2%	6.8%	6.3%	6.0%
Participation Rate
New Brunswick	63.2%	63.9%	63.6%	63.7%	64.0%
Canada	67.5%	67.5%	67.2%	67.2%	67.6%

Source: Statistics Canada

From 2003 to 2007, the number of persons employed in New Brunswick increased 5.7%. The majority of job growth in the Province in 2007 was focused in the Goods-Producing Sector with employment increasing by 6,200. However, employment increases were also evident in the Service-Producing Sector which increased by 1,200 in 2007. Four of the 16 major industries registered gains of more than twelve percent in 2007: Forestry, Fishing, Mining, Oil and Gas (+12.1%), Utilities (+32%), Construction (+13.7%) and Information, culture and recreation (+12.6%).

The following table indicates employment by industry in New Brunswick for the years 2003 through 2007.

EMPLOYMENT BY INDUSTRY

	Average for Year Ended December 31,

	2003	2004	2005	2006	2007
	(In thousands)
Goods-Producing Sector
Agriculture	5.8	6.7	6.8	6.2	6.3
Forestry, Fishing, Mining, Oil and Gas	11.2	11.7	11.6	9.9	11.1
Manufacturing	39.7	41.9	35.9	36.9	37.9
Utilities	4.2	3.6	3.3	3.1	4.1
Construction	19.2	19.4	18.6	21.1	24.0

Service-Producing Sector
Trade	53.4	54.1	58.2	56.8	57.2
Transportation and Warehousing	19.2	20.1	21.2	19.9	19.1
Professional, Scientific and Technical Services	15.5	16.1	15.1	14.5	15.5
Business, Building and Other Support Services	21.4	21.2	21.0	21.8	20.2
Educational Services	21.9	24.8	26.4	27.2	26.8
Health Care and Social Assistance	45.2	48.1	46.8	45.3	48.0
Information, Culture and Recreation	12.1	11.1	12.5	11.9	13.4
Accommodation and Food Services	22.5	21.6	22.2	25.0	24.2
Other Services	17.0	17.3	16.4	17.7	17.1
Finance, Insurance, Real Estate and Leasing	14.9	14.0	13.5	16.4	16.4
Public Administration	19.9	18.5	21.0	21.7	21.4

Total	343.1	350.1	350.5	355.4	362.8

Exhibit “99.1” Current Province of New Brunswick Description

Economic Development

Economic growth is assisted by the Federal government’s Atlantic Canada Opportunities Agency (“ACOA”) which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces.

In addition, economic growth will be enhanced by investments in infrastructure which are made possible by the following joint initiatives:

The Canada-New Brunswick Infrastructure Program Agreement came into effect in 2000 to improve urban and rural municipal infrastructure in New Brunswick.  Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2008, $108.1 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2009.

The Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement came into effect in 2004 to improve local infrastructure projects in New Brunswick.  Canada and New Brunswick are each contributing $39.6 million to be matched by municipalities for a total of $118.8 million.  As at March 31, 2008, $40.3 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2011.

The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure.  Canada and New Brunswick are contributing $116.1 million and $30.0 million, respectively, for a total of $146.1 million.  As at March 31, 2008, $35.2 million had been expended under this initiative.

The Canada-New Brunswick Public Transit Capital Trust was established beginning in 2006 to invest a total of $41.4 million in public transit in New Brunswick. As at March 31, 2008, $9.4 million had been expended under this initiative.

The Province of New Brunswick is also investing directly in the following two initiatives in support of economic growth:

•

In 1999 the Government of New Brunswick committed $50.0 million for the Acadian Peninsula Economic Development Fund in support of economic stimulation in the northeastern region of the Province.  As at March 31, 2008, $43.9 million has been expended under this initiative.  Beginning in 2002, a similar $30 million fund was established to support the Restigouche-Chaleur Economic Development Initiative in the northern part of the Province. As at March 31, 2008, $22.7 million has been expended under this initiative.  In 2004, the $25 million Miramichi Regional Economic Development Fund was established to provide economic development to the Miramichi region.  As at March 31, 2008, $17.3 million had been expended under this initiative.

•

In 2001, the Total Development Fund was established by the Government of New Brunswick to fund the implementation of value-added development initiatives in the forestry, mining, energy, aquaculture, agriculture, and tourism sectors.  As at March 31, 2008, $38.7 million had been expended under this program.

Exhibit “99.1” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the Provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly.  At March 31, 2008, the balance of unspent special purpose funds was $105.1 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2008, the balance of unspent special operating funds approved for carry-over was $23.0 million.  All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General.  The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Provincial Legislature and are included in the Provincial Reporting Entity as described in Note 1(a) and (b) to the financial statements.  The methods by which the various organizations are included in the Province's financial statements are also outlined in Note 1(b).

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  The Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenditures of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Province enacted the Fiscal Responsibility and Balanced Budget Act in 2006 which states that “It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period.”  The most recently ended fiscal period commenced April 1, 2004 and ended March 31, 2007.  A new fiscal period began April 1, 2007 and will end March 31, 2011.  The Government met its objective with a cumulative surplus of $597.8 million for the fiscal period ending March 31, 2007 and has a surplus of $86.7 million as of March 31, 2008 in the current fiscal period.

The Province implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies during the year ended March 31, 2005.  It implemented the new government reporting model recommendations of PSAB of the CICA.  In addition to restating net debt, the new accounting model introduced an additional financial measure for governments that is referred to as the accumulated deficit.  It is the net debt minus non-financial assets.  With this model, net debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets and the portion that relates to past operating deficits or the accumulated deficit.   The new reporting model has resulted in a number of financial statement changes.  In some cases, historical data cannot be reproduced in the new format.

Exhibit “99.1” Current Province of New Brunswick Description

The following table sets forth information regarding the surplus or deficit for the four fiscal years ended March 31, 2008 and the Budget Estimates for the fiscal year ending March 31, 2009.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2005	2006	2007	2008	2009
	(In thousands of dollars)
Ordinary Account
Revenues	5,603,275	5,917,979	6,238,393	6,541,675	6,671,622
Expenditures	5,361,707	5,687,271	5,967,815	6,413,818	6,565,526
Surplus (Deficit)	241,568	230,708	270,578	127,857	106,096

Capital Account
Revenues	41,647	30,107	28,935	153,806	26,784
Expenditures	385,608	405,313	432,821	874,805	485,967
Surplus (Deficit)	(343,961)	(375,206)	(403,886)	(720,999)	(459,183)

Special Purpose Account
Revenues	48,890	53,345	62,648	62,442	52,198
Expenditures	42,596	46,460	53,102	52,276	53,632
Surplus (Deficit)	6,294	6,885	9,546	10,166	(1,434)

Special Operating Agency Account (Net)
Revenues	56,903	70,667	75,751	84,526	126,950
Expenditures	43,746	36,793	59,449	79,785	115,498
Surplus (Deficit)	13,157	33,874	16,302	4,741	11,452

Sinking Fund Earnings	221,559	226,367	231,745	230,655	224,800

Accounting Adjustments
Revenue	(7,800)	(7,900)	(7,086)	(6,200)	---
Expenditure	(7,693)	689	(19,012)	(32,216)	---

Consolidated Revenue	5,964,474	6,290,565	6,630,386	7,066,904	7,102,354
Add: Amortization of Deferred Capital Contributions	22,248	22,398	23,174	27,135	28,666
Less: Capital Revenues Related to Tangible Capital Assets	(34,319)	(24,930)	(43,489)	(165,380)	(26,669)
Items netted for Budget Purposes	23,511	27,279	30,818	33,671	33,063
Operating Revenue	5,975,914	6,315,312	6,640,889	6,962,330	7,137,414

Consolidated Expenditures	5,825,964	6,176,526	6,494,175	7,388,468	7,220,623

Add: Amortization Expense	215,665	226,935	238,062	251,332	269,507
Less: Gross Investment in Tangible Capital Assets	(326,748)	(342,218)	(364,947)	(819,960)	(404,807)
Other Accounting Adjustments	2,200	(8,208)	6,007	22,078	--
Items netted for Budget Purposes	23,511	27,279	30,818	33,671	33,063
Operating Expense	5,740,592	6,080,314	6,404,115	6,875,589	7,118,386

Surplus (Deficit)	235,322	234,998	236,774	86,741	19,028

(Increase) Decrease in Net Debt from Operations	138,510	114,039	136,211	(321,564)	(118,269)

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2008 and the Budget Estimates for the fiscal year ending March 31, 2009.

CHANGES IN CASH FLOW
	Year Ending March 31,
					Budget
					Estimates[1]
	2005	2006	2007	2008	2009
	(In millions of dollars)
Operating Transactions
Surplus (Deficit)	235.3	235.0	236.8	86.7	19.0
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.0	7.4	7.3	8.1	-
Foreign Exchange Expense	(21.7)	(7.8)	(30.8)	(16.8)	-
Increase in Allowance for Doubtful Accounts	77.4	59.7	69.9	58.6	-
Sinking Fund Earnings	(221.6)	(226.4)	(231.8)	(230.7)	(224.8)
Amortization of Tangible Capital Assets	215.7	226.9	238.1	251.3	269.5
Amortization of Deferred Capital Contributions	(22.2)	(22.4)	(23.1)	(27.1)	(28.7)
Loss on Disposals of Tangible Capital Assets	2.3	0.4	0.3	1.9	-
Actual Losses (Gains) Due to Foreign Exchange	10.5	19.1	16.6	4.5	-
Decrease in Pension Liability	(114.8)	(126.5)	(156.6)	(118.3)	-
Increase (Decrease) in Deferred Revenue	23.1	5.4	41.9	15.6	-
Decrease (Increase) in Working Capital	154.2	(80.0)	(129.3)	63.8	-
Net Cash from (Used In) Operating Activities	345.2	90.8	39.3	97.6	35.0

Investing Transactions
(Increase) Decrease in Investments, Loans and Advances	(1.4)	(401.5)	(95.0)	(198.0)	(138.2)
Non-Cash Adjustment in Investing Activities	-	-	-	7.9	-
Net Cash (Used In) Investing Activities	(1.4)	(401.5)	(95.0)	(190.1)	(138.2)

Capital Transactions
Purchase of Capital Assets	(326.7)	(342.2)	(365.0)	(820.0)	(404.8)
Cash Received to Acquire Tangible Capital Assets	34.3	24.9	43.5	165.4	26.7
Cash Used in Capital Transactions	(292.4)	(317.3)	(321.5)	(654.6)	(378.1)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	567.1	987.9	1,095.3	733.4	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	292.2	144.1	376.7	180.4	-
Decrease in Obligations Under Capital Leases	(16.4)	(15.2)	(17.0)	(18.2)	-
Sinking Fund Installments	(128.3)	(127.9)	(129.1)	(143.4)	-
Funded Debt Matured	(627.5)	(453.2)	(755.5)	(537.3)	-
Net Cash from Financing Activities	87.1	535.7	570.4	214.9	-

Increase (Decrease) in Cash Position during Year	138.5	(92.3)	193.2	(532.2)	-
Cash Position – Beginning of Year	9.8	148.3	56.0	249.2	-
Cash Position – End of Year	148.3	56.0	249.2	(283.0)	-

Cash Represented by
Cash net of Bank Advances and Short Term Borrowing	148.3	56.0	249.2	(283.0)	-

 1 The Budget Estimates do not include estimates of total borrowing requirements of the Province.  For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.         (-) Denotes no estimate provided.

Exhibit “99.1” Current Province of New Brunswick Description

2008 Budget Estimates

For the fiscal year ended March 31, 2008 there was a surplus of $86.7 million. This represents an increase of $49.6 million over the budgeted surplus of $37.1 million. Operating revenues were $285.2 million higher than budget at $6,962.3 million and operating expenses were $235.6 million higher than budget at $6,875.6 million. Net debt increased by $367.8 million for the year compared to the budgeted increase of $356.0 million.

Fiscal Update 2008-2009

On December 3, 2008, the Minister of Finance provided an economic and fiscal update to the Legislature. He noted that the Province is facing some spending pressures as a result of global financial market events affecting pension plans, several significant floods and higher energy costs. Revenues have been negatively affected due to lower zinc prices. The 2008-2009 Budget forecast a $19 million surplus that is now expected to be a deficit in the range of $285 million.

The Government is undertaking a fiscal stimulus package the initial steps of which are: ensuring more efficient and affordable public services, investing in strategic infrastructure, providing access to capital, and lowering the tax burden.

Major Sources of Ordinary Account Revenue

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes.  For the fiscal year ending March 31, 2009, the Province’s revenue is estimated at $6,638.6 million, reflecting a projected increase of 1.5% from the fiscal year ended March 31, 2008.  Overall this represents a projected increase of $96.9 million in revenue.  The principal factors that have increased are the following: Federal Government Payments ($141.8 million), Consumption Tax ($110.1 million), partially offset by projected decreases for Corporate Income Tax ($120.9 million) and Other Agencies ($41.4 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2008 and the Budget Estimates for the fiscal year ending March 31, 2009.

ORDINARY ACCOUNT REVENUE SOURCES
	Year Ending March 31
					Budget Estimates	Compound Annual Growth Rate
	2005	2006	2007	2008	2009	2005-09
	(%)
Taxes
Personal Income	17.9	18.0	18.8	19.2	19.1	6.1
Corporate Income	4.0	3.5	6.1	6.5	4.6	7.7
Consumption	18.9	19.6	18.7	17.1	18.5	3.8
Property	6.1	5.9	5.7	5.6	5.9	3.5
Miscellaneous	0.7	0.7	0.6	0.6	0.6	0.3
Total Taxes	47.5	47.6	50.0	49.0	48.6	4.9

Other Revenue
Licenses, Permits and Fees	5.3	5.3	5.3	5.0	4.9	2.5
Federal Government Payments	40.7	39.0	38.7	38.1	39.6	3.0
Other Agencies	4.5	6.3	4.3	5.7	4.9	7.1
Miscellaneous	2.0	1.8	1.7	2.3	1.9	2.8
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Net Ordinary Account Revenue (millions of dollars)	5,603.3	5,918.0	6,238.4	6,541.7	6,638.6	4.3

Exhibit “99.1” Current Province of New Brunswick Description

Personal and Corporate Income Taxes.  New Brunswick’s Provincial personal and corporate income taxes are collected and administered by the Federal government under a Federal-Provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of Federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating Provincial personal income tax.  This method gave New Brunswick personal income tax policy flexibility to help ensure the tax system addresses the government’s social, economic and fiscal objectives.

Provincial income tax credit amounts and tax brackets are indexed annually.

Provincial Personal Income Tax Rates and Brackets

2007 Taxation Year	2008 Taxation Year
10.12% on first $34,186 15.48% on $34,186 to $68,374 16.80% on $68,374 to $111,161 17.95% over $111,161	10.12% on first $34,836 15.48% on $34,836 to $69,673 16.80% on $69,673 to $113,273 17.95% over $113,273

In the 2001-2002 Budget, the Province introduced a low-income tax reduction. The Low-Income Tax Reduction ensures that all single tax filers with incomes up to $14,011 and families with incomes up to $23,484 will pay no Provincial personal income tax for the 2008 taxation year.  As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level.

The 2007-2008 Budget announced the implementation of Government’s Charter for Change commitment of doubling the Low-Income Seniors Benefit from $100 to $200 effective April 1, 2007.

In June 2006, the New Brunswick Legislature passed the Tuition Tax Cash Back Credit Act.  Under this program, New Brunswickers and others who attended post-secondary institutions anywhere, paid tuition after January 1, 2005 and decide to live and work in New Brunswick will be eligible for a rebate of 50% of their tuition costs to a maximum of $10,000.  Individuals can apply for up to $2,000 per year.  The 2007-2008 Budget amended the Tuition Rebate program, providing tax relief to recent graduates of eligible post-secondary institutions.

As part of the Government's efforts to encourage post-secondary education, on October 3, 2006, cabinet members approved the creation of $2,000 grants to first-time university students.

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for Federal tax purposes.  The 2007-2008 Budget cancelled the planned decrease of the Provincial general CIT rate from 13% to 12%.  Between 1999 and 2006, the small business CIT rate, which applies to small Canadian controlled private corporations, was reduced from 6% to 1.5%.  In addition, the small business threshold to which this rate applies was increased from the first $200,000 to the first $475,000 of active business income. The 2007-2008 Budget increased the Provincial small business CIT rate to 5% effective January 1, 2007 and decreased the income threshold eligible for the small business CIT rate from $475,000 to $400,000.

On November 30, 2006, the New Brunswick Government paralleled the Federal changes to the taxation of dividend income by introducing a two-rate dividend tax credit (“DTC”) structure.  At that time, the enhanced New Brunswick DTC provided a rate of 12% on eligible dividends from large Canadian corporations paid on or after January 1, 2006.  The 2007-2008 New Brunswick Budget further modified the two-rate DTC structure that was announced in November 2006.  As a result of the increase to the Provincial small business CIT rate, the Budget announced the enhancement of the tax credit on dividends received from small business on or after January 1, 2007 from 3.7% to 5.3%.

Effective January 1, 2003, New Brunswick’s Research and Development tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents.

Exhibit “99.1” Current Province of New Brunswick Description

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the Province implemented the Small Business Investor Tax Credit effective August 1, 2003.  This tax credit provides a 30% non-refundable personal income tax credit on eligible investments by New Brunswickers made after August 1, 2003.  The credit is applied against Provincial personal income tax otherwise payable.  The 2007-2008 Budget announced the enhancement of the Small Business Investor Tax Credit effective for applications received on or after March 13, 2007.  The enhancements include: (1) increasing the size of the allowable investment for the 30% credit from $50,000 to $80,000 so that the maximum amount of credit available to an individual investor increased from $15,000 to $24,000, (2) broadening the type of shares issued to include convertible, preferred shares and (3) increasing the size of business that is eligible to participate in the program from $25 million in net tangible assets to $40 million.

Capital Taxes.  Effective April 1, 1997, the Province introduced a Large Corporations Capital Tax applied to taxable capital in excess of  $5 million at a rate of 0.3%.  The Large Corporations Capital Tax applies to the same definition of taxable capital as the Federal Large Corporations Tax but does not apply to Federally defined financial institutions.  In December 2005, the Province announced a $250-million, five-year plan to help the forestry industry respond to current challenges in world market conditions.  Part of this initiative was the commitment to eliminate the Large Corporations Capital Tax by the end of 2008.  This tax was reduced to 0.25% for 2006, 0.2% for 2007, 0.1% for 2008, and was eliminated for 2009.

For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%.  The Province administers the capital tax on financial institutions.  Both the Large Corporations Capital Tax and the Financial Corporations Capital Tax are deductible for Federal and Provincial corporate income tax purposes.

Harmonized Sales Tax.  Effective April 1, 1997, New Brunswick eliminated its Provincial retail sales tax and adopted a harmonized sales tax (“HST”) of 15%.  The HST is a value-added tax and was composed of the Federal 7% goods and services tax (“GST”) and a Provincial component of 8%.  The Federal government administers the HST.  The tax adopts the Federal GST base and therefore applies to all goods and services subject to tax under the Federal Excise Tax Act.   On July 1, 2006, the Federal government reduced the GST to 6%.  As a result, the HST rate in New Brunswick was reduced to 14%.  On January 1, 2008, the Federal government further reduced the GST to 5%.  As a result, the HST rate in New Brunswick was reduced to 13%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the Federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point of sale rebate on the 8% Provincial portion of the HST.  Matching Federal rebate programs, the Province provides partial rebates on the Provincial portion of the HST for municipalities, charities and non-profit organizations in respect of tax payable that is not otherwise recoverable.  New Brunswick also participated in the Foreign Visitor Rebate Program that allowed non-residents to claim the 8% Provincial portion of the HST on goods and services purchased in New Brunswick.  On September 25, 2006, the Government of Canada announced amendments to the Excise Tax Act that would eliminate the Visitor Rebate Program effective April 1, 2007. The Federal Budget 2007 confirmed this elimination and at the same time introduced a new Foreign Convention and Tour Incentive Program (“FCTIP”).  FCTIP is a new rebate program that provides GST/HST relief to non-resident consumers and non-resident non-GST/HST-registered businesses for short-term and/or camping accommodation in Canada included in a tour package and for certain properties and/or services used in the course of conventions held in Canada.  New Brunswick is participating in the new FCTIP.

Gasoline and Motive Fuel Tax and Tobacco Tax. The Provincial gasoline and motive fuel tax rates are 10.7 cents per litre for gasoline and 16.9 cents per litre for motive fuel.  To provide relief to New Brunswick drivers at the pumps, the Provincial gasoline tax was reduced by 3.8 cents per litre, effective at midnight October 3, 2006.  The government has also provided equivalent relief to owners of non-commercial diesel vehicles through a reduction in annual vehicle registration fees.  A $40 annual payment is made to the registered owner. Payments commenced for vehicles registered for the first time or registrations renewed after Oct. 3, 2006.

To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes were increased twice in 2002.  On June 18th, 2002, tobacco taxes increased from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco.  On December 10, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes.  New Brunswick levies a Provincial real property tax of $1.50 per $100 of assessment on residential property that is not occupied by the owner.  A Provincial property tax rate of 65 cents per $100 of assessment is applied to

Exhibit “99.1” Current Province of New Brunswick Description

owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property at a rate of $2.25 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of two cents per $100 of assessment.  Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province.  In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality.  In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services.  The Province offers a low-income property tax allowance of up to $200 for families with taxable incomes of $20,000 or under.  A fee of 5 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the Provincial property tax applied to their low-income rental housing property.

In the 2005-2006 Budget, Government introduced legislation to amend the Assessment Act to encourage private sector businesses to develop and utilize heritage properties.  This program provides a property tax incentive for owners of designated heritage properties who undertake an approved restoration.  The owner of the designated heritage property is forgiven a portion of the net increase in Provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

On July 7, 2007, Government announced a new High Energy Use Tax Rebate to paper mills over the next two years for additional electricity costs resulting from the power rate increase approved by the New Brunswick Energy and Utilities Board (“EUB”) for the period April 1, 2007 to March 31, 2008 and to offset financial and market pressures. This assistance will be provided through a rebate against Provincial property taxes. To be eligible for the rebate, the paper mills must be operating as of March 31, 2008, they must be producing at 85 per cent of their previous year’s output at a minimum and they must not have any arrears in their property taxes. To receive the rebate in the second year, the mills must be operating as of March 31, 2009 and meet the same production criteria.

In June 2008 the Government announced the first formal review of Provincial taxation in nearly two decades with the release of a discussion paper entitled A Discussion Paper on New Brunswick's Tax System. The paper presents a series of options as possible elements of a comprehensive restructuring of the Province's tax system.  There are two key objectives in reviewing the tax system:

“ To ensure that New Brunswickers can keep even more of their hard-earned dollars, to save, spend and invest as they choose; and to ensure that the Province keeps and attracts business, investment and people, by establishing a tax structure that is more competitive globally, resulting in job creation, income generation and a brighter future for New Brunswickers”.

During the summer, a select committee of the Legislature held public meetings and stakeholder consultations throughout the Province. The committee tabled its report for Government's consideration on December 12, 2008.

Federal-Provincial Fiscal Arrangements

Bill C-52, an Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007, received Royal Assent on June 22, 2007.   Bill C-52 defines the changes to the fiscal Equalization and Canada Health Transfer and Canada Social Transfer payments to the provinces and the funding to the territories for the fiscal year beginning on April 1st, 2007.  The changes to the Equalization Program were based on the recommendations of the Federally-appointed Expert Panel on Equalization.  Additionally, it provided for a one-time payment to provinces and territories for the fiscal year 2007-2008 in support of child care spaces, along with one-time trust funds for clean air and climate change, a national HPV immunization program and the implementation of a patient wait times guarantee.

Fiscal Equalization Payments.  New Brunswick is one of seven provinces to receive fiscal equalization payments from the Federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended
March 31, 2007 was $1,450.8 million and for the fiscal year ended March 31, 2008 was $1,476.5 million.  Fiscal equalization payments accounted for 23.3% of total ordinary revenue for the fiscal year ended March 31, 2007 and 22.6% of the total ordinary revenue for the fiscal year ended March 31, 2008.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”).  In 2007-2008 the Federal government provided annual funding through the CHT, CST and various one-time funds in support of health care, post-secondary

Exhibit “99.1” Current Province of New Brunswick Description

education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ended March 31, 2007, major health and social transfers totaled $755.6 million which accounted for 12.1% of total ordinary revenue.  For the fiscal year ended March 31, 2008, major health and social transfers totaled $805.7 million which accounted for 12.3% of total ordinary revenue.  Starting in 2007-2008, CST cash is allocated on an equal per capita basis.  Effective in 2008-2009, total Federal cash funding will increase by $1,050 million in support of child care spaces and post-secondary education with total cash funding growing by 3% annually thereafter.  The CHT will be allocated on an equal per capita cash basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires.

Fiscal Stabilization Program.  Under the Fiscal Stabilization Program, the Federal government may make unconditional payments to a province when total revenues of that province, as per the Federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2008 the Province's ordinary expenditure was $6,413.8 million, 7.5% higher than the ordinary expenditure for the fiscal year ended March 31, 2007.  The net increase of $446.0 million was a result of various increases including funding for health care and education and one-time funding to universities. The total budget for ordinary account expenditures for the year ending March 31, 2009 is $6,532.5 million.

ORDINARY ACCOUNT EXPENDITURE
	Year Ending March 31,

					Budget
					Estimates
	2005	2006	2007	2008	2009
	(In millions of dollars)
Central Government	596.6	586.1	611.8	700.7	781.4
Economic Development	137.3	152.1	157.1	161.9	153.8
Education	1,076.9	1,212.3	1,204.1	1,200.5	1,255.7
Labour and Employment	118.4	117.2	120.2	245.8	126.9
Social Development	723.5	765.8	808.3	894.9	913.4
Health	1,689.5	1,802.8	1,939.6	2,107.4	2,206.3
Protection Services	139.5	148.3	219.4	170.6	168.8
Resources	148.8	146.6	179.9	161.6	150.0
Service of the Public Debt	580.9	591.4	559.3	576.8	597.0
Transportation	150.3	164.7	168.1	193.6	179.2
	5,361.7	5,687.3	5,967.8	6,413.8	6,532.5

Economic Development.  Budgeted Economic Development expenditure of $153.8 million represents 2.4% of the total budgeted expenditure for the fiscal year ending March 31, 2009 and is made up of the Departments of:  Business New Brunswick ($51.6 million), the Regional Development Corporation ($51.8 million), Tourism and Parks ($30.0 million), and a portion of General Government ($20.4 million).

Education.  The Province budgeted $1,255.7 million (19.2% of total budgeted expenditure) for the fiscal year ending March 31, 2009 for Education expenditures.  This is made up of estimated operating expenditures of elementary and secondary schools totaling $941.6 million, budgeted operating grants to universities estimated at $120.4 million, estimated grants and costs for the New Brunswick Community College Special Operating Agency of $130.1 million, and General Government expenditures estimated at $63.6 million.

Employment Development and Labour.  The Employment Development and Labour expenditure budget of $126.9 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2009 and is made up of a

Exhibit “99.1” Current Province of New Brunswick Description

portion of each of the Department of Post Secondary Education, Training and Labour ($126.3 million) and General Government ($0.6 million).

Social Development..  The total budgeted expenditures in this area for the March 31, 2009 fiscal year are $913.4 million (14.0 % of total budgeted expenditures).  Programs included in this function are: an income security program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health.  The Province pays the operating expenditures of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2009, expenditure on health services is estimated at $2,206.3 million, 33.8% of total budgeted expenditure.

Protection Services.  The Protection Services budgeted expenditure of $168.8 million represents 2.6% of total expenditure budgeted for the fiscal year ending March 31, 2009 and is made up of the Department of Justice and Consumer Affairs ($40.0 million), the Office of the Attorney General ($14.8 million), the Department of Public Safety ($113.2 million), and a portion of General Government ($0.8 million).

Resources.  Budgeted expenditure for Resources is $150.0 million and represents 2.3% of the total budgeted expenditure for the fiscal year ending March 31, 2009 and is made up of the Department of Agriculture and Aquaculture ($35.6 million), the Department of Environment ($12.8 million), the Department of Fisheries ($3.8 million), the Department of Natural Resources ($81.5 million), the Department of Energy ($3.3 million), the Energy Efficiency and Conservation Agency of New Brunswick ($12.7 million), and a portion of General Government ($0.3 million).

Transportation.  For the fiscal year ending March 31, 2009, the Province budgeted $179.2 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.7% of the total budgeted expenditure.

Central Government.  The Central Government expenditure of $781.4 million estimated for the fiscal year ending March 31, 2009 represents 12.0% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($12.8 million), the Department of Supply and Services ($109.1 million), the Department of Local Government ($114.0 million), General Government ($292.5 million), the Department of Wellness, Culture and Sport ($18.1 million),  other central agencies ($46.4 million), and Consolidated Entities (188.5 million).

Service of the Public Debt.  For the fiscal year ending March 31, 2009 the estimate of $597.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 9.1% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the five fiscal years ended March 31, 2008 and the Budget Estimates for the fiscal year ending March 31, 2009.  The table also shows the total amounts of recoveries through cost-sharing agreements with the Federal government.

Exhibit “99.1” Current Province of New Brunswick Description

NET CAPITAL EXPENDITURE
					Budget
					Estimate
	2005	2006	2007	2008	2009
(In millions of dollars)
EXPENDITURES
Bridges	30,403	35,428	33,870	25,086	52,745
Economic and Regional Development	15,345	13,753	17,830	15,925	15,600
Highways	204,294	188,972	206,842	697,640	273,085
Hospitals	56,957	88,553	92,018	66,090	57,481
Other Public Buildings	8,787	12,536	12,214	19,459	18,068
Permanent Parks	500	1,885	3,406	1,750	5,500
Schools	46,731	45,853	56,402	33,116	44,588
Vehicles	19,249	14,680	7,610	12,428	14,000
Water Pollution Control Grants	363	670	237	-	-
Other	2,980	2,982	2,392	3,311	4,900
	385,608	405,313	432,821	874,805	485,967
RECOVERIES
Recoveries from Canada Economic and Regional Development	1,657	-	-	-	-
Highways	31,942	25,458	27,307	151,585	23,850
Primary Healthcare Transition	3,735	1,190	678	-	-
Other	-	-	-	-	2,819
	37,334	26,648	27,984	151,585	26,669
Other Recoveries	4,313	3,459	951	2,221	-
	41,647	30,107	28,935	153,806	26,669
NET CAPITAL EXPENDITURE	343,962	385,609	403,886	720,999	459,298

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2009, gross revenue is estimated at $302.1 million from the various agencies and expenditures are estimated at $290.7 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of  Social Development and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Business New Brunswick.  The Minister of Business New Brunswick is responsible for assistance provided under the Economic Development Act, the Agricultural Development Act and the Fisheries Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2008, loans and guarantees under the Economic Development Act amounted to approximately $253.2 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $131.3 million.

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2008, loans and guarantees outstanding were $5.0 million.  The allowance for doubtful accounts totaled $3.6 million.

The Fisheries Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2008, loans and guarantees outstanding amounted to $54.9 million.  The allowance for doubtful accounts totaled $43.6 million.

Provincial Holdings Ltd.  Provincial Holdings Ltd. (“PHL”) is a New Brunswick company that the Province uses to invest in the equity of industrial enterprises that are based in the Province.  PHL is wholly-owned by the Province. As at March 31, 2008, $4.1 million had been advanced to PHL by the Province.  The allowance for doubtful accounts on loans to PHL totaled approximately $3.1 million.

Exhibit “99.1” Current Province of New Brunswick Description

Social Development.  The Department of Social Development carries out the Government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2008, loans under the New Brunswick Housing Act totaled $34.0 million.  The allowance for doubtful accounts on these loans totaled $4.8 million.  In accordance with the recommendations of the CICA, loans that will be repaid through future Provincial appropriations are expensed at the time of issue.

Post-Secondary Education and Training. The Department of Post-Secondary Education and Training administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2008, the total of Student Loans outstanding was $336.4 million. The allowance for doubtful accounts on these loans totaled $65.1 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2008 were $908.7 million and for the fiscal year ending March 31, 2009 are estimated at approximately $662.5 million. In addition, $100 million will be required for the student loan program.

Non-Public Borrowing

In recent years, the Province has borrowed from one non-public source, the Canada Pension Plan Investment Fund.

The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which all provinces other than Quebec participate.  When the CPP generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the Federal government at a rate based on the Federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP Investment Fund to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate.  At March 31, 2008, New Brunswick had outstanding borrowings from the CPP Investment Fund of $834.3 million.

Public Borrowing

At March 31, 2008, the Province had outstanding borrowings for Provincial purposes from non-CPP sources totaling $8,627.4 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $3,602.9 million borrowed on behalf of New Brunswick Electric Finance Corporation (“NBEFC”).

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT
	Year Ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
Public
Provincial Purpose Debt	7,651.5	7,562.7	8,108.1	8,438.5	8,627.4
Advances to NB Power (NBEFC)	3,098.0	3,316.6	3,261.5	3,709.1	3,602.9
Total	11,583.8	11,713.6	12,203.9	12,981.9	13,064.3

Growth of Funded Debt

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and present certain ratios relating that growth to economic indicators.  The following tables do not include $296.7 million borrowed during the fiscal year 2004 and $300.0 million borrowed during fiscal year 2005 for New Brunswick Power Corporation (“NB Power”) and $400.0 million borrowed during fiscal year 2006, $560.0 million borrowed during fiscal year 2007 and $305.0 million borrowed during fiscal year 2008 on behalf of NBEFC.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt.  The Province’s current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2008 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $4,161.9 million.  For the fiscal year ended March 31, 2008, earnings on investments held for the repayment of Provincial purpose debt amounted to $230.7 million.

Outstanding Net Provincial Purpose Funded Debt1

(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2004	7,396.9	747.5	100.0	8,485.8	3,716.2	4,769.6	(2.2)
2005	7,679.5	500.0	100.0	8,397.0	3,773.8	4,632.2	(3.1)
2006	8,429.5	350.0	100.0	8,942.4	3,984.0	4,958.4	7.3
2007	8,869.3	350.0	0.0	9,272.8	3,968.2	5,304.6	7.0
2008	9,109.4	350.0	0.0	9,461.7	4,161.9	5,299.8	(0.1)

1 Debt securities issued in foreign currencies which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Exhibit “99.1” Current Province of New Brunswick Description

Comparative Debt Statistics1

	Year ended March 31,
	2004	2005	2006	2007	2008
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices	22,366	23,672	24,748	25,825	26,947
Personal Income	18,940	19,856	20,534	21,302	22,352
Ordinary Revenue	5,094	5,602	5,918	6,238	6,542
Net Funded Debt	4,770	4,623	4,958	5,305	5,300
As % of Gross Domestic Product	21.3	19.5	20.0	20.5	19.7
As % of Personal Income	25.2	23.3	24.1	24.9	23.7
As % of Ordinary Revenue	93.6	82.5	83.8	85.0	81.0

1 The figures for Ordinary Revenue and Net Funded Debt are for the fiscal year ended March 31.  The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Provincial Purpose Funded Debt Maturity Schedule

For Securities Outstanding at March 31, 2008

(In millions of dollars1 )

Year Ending March 31	Canadian Dollars	United States Dollars	Total Canadian Dollars[2]
2009	861.3	-	861.3
2010	922.7	-	922.7
2011	440.4	-	440.4
2012	908.5	-	908.5
2013	803.2	100.0	906.0
2009-2013	3,936.1	100.0	4,038.9
2014-2018	2,454.9	100.0	2,557.7
2019-2023	247.9	150.0	394.6
2024-2028	157.5	-	157.5
2029-2033	500.0	-	500.0
2034-2040	1,813.1	-	1,813.1
Total	9,109.4	350.0	9,461.7

1 Debt securities issued in foreign currencies, which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

From April 1, 2008 to date the Province has borrowed $859.3 million.

Unfunded Debt

Because the Province follows an accrual accounting system, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

At March 31, 2008, the Province's unfunded debt was as follows:

At March 31, 2008 (In millions of dollars)
Bank Advances and Short Term Borrowing	711.8
Trust Deposits	70.5
Accounts Payable and Accrued Expenditures	1,996.7
Deferred Revenue	380.6

Exhibit “99.1” Current Province of New Brunswick Description

Total Unfunded Debt	3,159.6

This unfunded debt is partially offset by assets of the Province in the amount of $1,883.0 million, represented by $428.8 million of cash and short term investments, $402.9 million of receivables and advances, $899.1 million of taxes receivable, $52.9 million of inventories, and $99.3 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2008 with comparable numbers as at March 31, 2007:

	At March 31,
	2007	2008
	(In millions of dollars)
Bank Loans
Under Various Acts	163.4	116.7
Less: Provision for Possible Losses	69.0	37.9
Total Contingent Liabilities	94.4	78.8

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CICA, guarantees associated with the debt of NBEFC and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

	At March 31,
	2007	2008
	(In millions of dollars)
Bonds, Debentures and Notes
New Brunswick Electric Finance Corporation[1]	125.0	125.0
New Brunswick Municipal Finance Corporation	560.1	569.5
Loans from Northern Canada Power Commission to NB Power	1.9	1.2
	687.0	695.7
Less: Sinking Funds	51.6	56.1
	635.4	639.6
Accrued Interest [1]	13.8	14.1
Total	649.2	653.7

1 Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

Exhibit “99.1” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NBEFC and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector

	(In millions of dollars)
Province of New Brunswick
	Funded Debt	9,461.7
	Less: Sinking Funds	4,161.9
		5,299.8
Municipalities
	Funded Debt	585.8
Total Public Sector Debt		5,885.6

Information in the foregoing table relative to the Province is at March 31, 2008 and information relative to municipalities is the amount outstanding at December 31, 2007.  The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of NB Power (and assumed by NBEFC)  ($126.2 million net of sinking funds of $56.1 million).  Also excluded is $3,293.2 million (net of sinking funds of $309.4 million) borrowed by the Province on behalf of NB Power (and assumed by NBEFC).  This debt is paid out of the operating revenues of  NBEFC rather than out of Provincial revenues.  From April 1, 2008 to date the Province has borrowed $859.3 million.

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act (“PSSA”) establishes a plan under which pensions are paid to most Government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.1% on average of their salaries into the Public Service Superannuation Fund (“PSSF”).  Approximately 9,012 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $41.0 million as the employer portion of current service cost for the year ended March 31, 2008.  The Province will contribute approximately $42.7 million for current service cost for the fiscal year ending March 31, 2009.  The market value of the PSSA Pension Plan assets was $3,721.0 million as of March 31, 2008.

As a result of the PSSA Pension Plan’s April 1, 2005 actuarial valuation for funding purposes, the Province and three other designated employers will continue making special payments to reduce the $324.2 million unfunded liability.  The Province’s share of the special payments will be $46.0 million while the three designated employers will collectively contribute $12.5 million in the fiscal year ending March 31, 2009. ($44.3 million for the Province and $12.0 million collectively for the three designated employers in the fiscal year ended March 31, 2008).

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.7% on average of their salaries into the Teachers’ Pension Fund (“TPF”).  Approximately 8,054 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $36.5 million as the employer portion of current service cost for the year ended March 31, 2008.  The Province will contribute approximately $38.1 million for the fiscal year ending March 31, 2009.  The market value of the TPF was $3,940.8 million as at March 31, 2008.

Exhibit “99.1” Current Province of New Brunswick Description

As the result of the Teachers’ Pension Plan’s April 1, 2006 actuarial valuation for funding purposes, the Province will continue making special payments to reduce the $170.2 million unfunded liability.  The special payments will be $85.0 million in the fiscal year ending March 31, 2009 ($81.9 million in the fiscal year ended March 31, 2008).

As of April 1, 2008, the Public Service Superannuation Plan had an actuarial pension surplus of $13.5 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension liability of  $120.3 million.

Significant actuarial assumptions used for the purposes of financial statements were:

Short Term

Long Term

Salary escalation rate

3.25%

     3.45 to 4.25%

Real rate of return

4.25%

4.25%

Inflation

2.75%

2.75%

As at March 31, 2008, the financial statements for the Province reported a pension surplus of $169.7 million and $240.8 million for the Public Service Superannuation Plan and the Teachers’ Pension Plan, respectively.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $304.1 million in assets.  The plans have December 31 year-ends.  The total surplus was approximately $20.7 million on an actuarial basis and $17.3 million on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $51 million and an accounting unfunded liability of  $55.0 million as at March 31, 2008.

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of an employee’s wages and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the PSSF, the TPF and the Provincial Court Judges’ Pension Fund.

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER HOLDING CORPORATION

The New Brunswick Power Corporation (“NB Power”) was established as a Crown Corporation of the Province in 1920 by enactment of the Electric Power Act.

On October 1, 2004 the Province proclaimed the Electricity Act (the “Act”), which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. The NB Power Group (the “Group”) was continued as a holding company and four operating companies:

New Brunswick Power Holding Corporation (“Holdco”), which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal, and governance. It also provides shared services on a cost-recovery basis;

New Brunswick Power Generation Corporation (“Genco”)1, which is responsible for the operation and maintenance of the oil, hydro, coal, and diesel-powered generating stations;

New Brunswick Power Nuclear Corporation (“Nuclearco”), which is responsible for the operation of Point Lepreau Generating Station;

New Brunswick Power Transmission Corporation (“Transco”), which is responsible for operating and maintaining the transmission system  and

New Brunswick Power Distribution and Customer Service Corporation (“Disco”), which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province and is obligated to provide standard services to residential, commercial, wholesale, and industrial customers located throughout the Province.

The Group provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 16 facilities and delivered via power lines, substations and terminals to more than 376,000 direct and indirect customers within New Brunswick. In addition, the Group exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

At March 31, 2008, the Group operated seven hydro-electric plants with a combined net generating capacity of 895 megawatts, one CANDU nuclear plant at Point Lepreau with a net generating capacity of 635 megawatts, five thermal plants with a combined net generating capacity of 1,903 megawatts, and three combustion turbine plants with a combined net generating capacity of 526 megawatts.  The Group has a total net generating capacity of 3,959 megawatts and its gross generation constitutes 90% of the gross generating capacity in the Province2. Gross investment in all plants at March 31, 2008 was $4,364 million.

At March 31, 2008, the Group maintained 6,801 kilometers of transmission lines and 20,284 kilometers of distribution lines representing a gross investment of $3553 million and $7803 million, respectively.  The Group also had a gross investment of $4783 million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Québec and New England and the other two Maritime Provinces.  At March 31, 2008 interconnection capacity was as follows:

_____________________________________________

1 Genco wholly owns two subsidiaries:

▪ New Brunswick NB Power Coleson Cove Corporation (“Colesonco”), which owns and operates Coleson Cove Generating Station, with a generating capacity of 978 MW included in Genco’s total capacity.

▪ NB Coal Limited (“NB Coal”), which mines local coal to supply Grand Lake Generating Station.

2 Gross generating capacity for the Province is based on 2006 Statistics Canada figures.

3 Excluding construction costs.

Exhibit “99.1” Current Province of New Brunswick Description

INTERCONNECTION CAPACITY

Utility System	Megawatts (MW)
	Import	Export

Quebec	1,200	770
New England	716	1,120
Nova Scotia	350	300
Prince Edward Island	124	222

Total	2,390	2,412

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Business Development

The Group works continuously to ensure a long-term reliable electricity supply at the lowest possible cost, consistent with safety and the environment.  Long-term business development includes several major projects.

Point Lepreau Nuclear Generating Station Refurbishment

In July 2005 the Province announced its decision to support the Board’s recommendation to refurbish Point Lepreau Generating Station in partnership with Atomic Energy of Canada Limited. The refurbishment will extend the station’s life to 2034 providing the Group with electricity from a fuel source that is not subject to the volatility of heavy fuel-oil pricing. The refurbished station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

Total construction costs, excluding fuel and purchased power costs, are budgeted at approximately $1 billion.

The 18-month refurbishment outage began on March 28, 2008. Overall the refurbishment is progressing on schedule for project completion and Station restart by the fall of 2009. Expenditures to March 31, 2008 were $541 million.

Preparing for Refurbishment

In preparation for the refurbishment outage, Genco and Transco performed proactive maintenance. Genco advanced major maintenance activities into 2006-2007 and 2007-2008. It also implemented processes to ensure more proactive observation and analysis of the generating system to anticipate and respond to equipment issues before failure. Transco performed preventive maintenance and asset upgrades to optimize delivery reliability.

International Power Line

In December 2007, the completion of a 345 kV transmission line from the Point Lepreau switchyard to the Orrington, Maine (south of Bangor) switching station created a second major interconnection between New Brunswick and New England. The $60 million International Power Line, built by Transco in partnership with Bangor Hydro, increases reliability and efficiency and allows for further market development. Following the energizing of the line, there was a successful “open season” when several utilities bid to use transmission capacity on the new line.  Hydro Québec was the successful bidder.

Exhibit “99.1” Current Province of New Brunswick Description

Renewable Energy Development

In June 2007, Genco purchased Nepisiguit Falls Hydro Generating Station, located approximately 30 kilometres south of Bathurst, from Smurfit-Stone Container Corporation. The station’s three generators have a total capacity of 10.8 MW. The station will provide approximately 52 million kilowatts of electricity a year. Hydro generation is the Group’s lowest-cost form of generation. The Group currently owns and operates six other hydro generating stations. The addition of the Nepisiguit Falls Hydro Generating Station provides additional generation from a source other than oil, thus decreasing generation cost.

The development of wind energy projects is also expanding renewable energy sources in the Province. During 2007-2008, the Group entered into wind contracts for up to 213 MW of wind. This will bring a total of 309 MW of wind on line by 2009.

The Group continues to explore generation from other renewable sources, such as biomass, landfill gas, small hydro, solar and tidal, to meet the Provincial Government’s renewable energy targets.

Alternative Fuels

Genco’s oil-fired Coleson Cove Generating Station supplies a significant amount of energy for in-province use and export sales. In response to rising oil prices and the opportunity afforded by the station’s ability to burn alternative liquid fuels, Genco began exploring lower-cost alternative fuels and conducted an industrial-scale test burn of co-firing petroleum coke and heavy fuel oil in the summer of 2006. The favourable results prompted Genco to move to the next phase in the development.

In April 2007, Genco received approval from the New Brunswick Department of Environment to undertake a Demonstration Project to determine the environmental, technical and economic feasibility of burning petroleum coke and heavy fuel oil at Coleson Cove Generating Station. Following this approval, Genco invested more than $30 million to convert one unit of Coleson Cove Generating Station to be able to burn the new fuel. The initial firing of petroleum coke took place in March 2008, with favourable results. Genco also received approval to construct a petroleum coke storage facility.

Financial Viability

The Group continues to pursue key initiatives to focus its efforts to achieve financial viability.

Business Excellence

The Group integrates risk management, balanced scorecard and business planning and budgeting processes to increase efficiency and improve management practices.  The Group will continue its focus on continuous improvement to achieve business excellence.

Rates

The Group uses oil, coal and natural gas to fuel a significant portion of its generating capacity. Due to the continuing rise in fossil fuel prices, the Group submitted a rate application to the New Brunswick Energy and Utilities Board (“EUB”) in April 2007 for an average 9.4 per cent rate increase. As a result of the settlement of the lawsuit with Petroleos de Venezuela SA (“PDVSA”), the Group was able to amend this application in August to an average 7.1 per cent rate increase request and subsequently to 6.4 per cent.

On February 22, 2008, the EUB announced the Group’s 2007-2008 rate increase would be 5.9 per cent rather than the 6.4 per cent the Group had requested. While accepting most of the application as presented, the EUB had a lower financial break-even point than that submitted by the Group. As directed, the Group rebated customers for the difference between the interim rate collected and the 5.9 per cent approved rate increase.

The Minister of Energy advised the Group in March 2008 that the three per cent increase scheduled for implementation April 1, 2008 would be subject to review. Shortly after the end of the fiscal year, the Group filed the complete package of rate information with the EUB and the public.

Rate increases in the past five fiscal years are shown in the following table:

Exhibit “99.1” Current Province of New Brunswick Description

AVERAGE RATE INCREASES

	Year Ended March 31,
	2004	2005 *	2006	2007	2008
Customer Classification	(%)
Residential	2.9	6.0	3.0	8.0	5.9
General service I	2.9	6.0	3.0	3.8	4.0
General service II	2.9	6.0	3.0	5.8	5.9
Small Industrial	1.9	4.5	3.0	3.5	5.8
Large Industrial	1.9	4.5	3.0	8.0	6.9
Wholesale	2.9	5.6	3.0	5.9	5.9
Street lights	2.9	6.0	3.0	0.0	0.0

*Includes increases on April 1, 2004 and March 31, 2005

Fuel Cost Mitigation

To help manage fossil fuel costs, the Group operates a 24-hour-a-day, seven-day-a-week marketing desk.  It exports when market prices in neighbouring jurisdictions exceed marginal costs of the Group’s generation, directing profit margins to keep in-province rates lower than otherwise possible.  Conversely, the marketing desk imports when energy is available in neighbouring jurisdictions at market prices lower than the marginal costs of  the Group’s generation, thus ensuring New Brunswickers have the least cost energy available.  As well, the Group continues to make forward purchases of fuel and currencies to provide New Brunswickers with rate stability and predictability.  In addition, the Group is refurbishing the Point Lepreau Generating Station to continue to provide the Group with reliable electricity from a fuel source that is not linked to volatility in fuel pricing.

Overview of Financial Performance

The financial information which follows is on a combined basis for the Group for the fiscal year ended March 31, 2008.

During 2007-2008 the Group generated net earnings of $89 million compared to $21 million in 2006-2007.

The Group generated earnings before special payments in lieu of income taxes of $138 million compared to $29 million in 2006-2007.  The Group settled the lawsuit with PDVSA, which consisted of a $115 million cash portion and a $218 million in-kind portion that represents a commitment to deliver a specified quantity of fuel.  An average 5.9 per cent rate increase was implemented on June 8, 2007, resulting in an additional $78 million in revenue.  Point Lepreau Generating Station operated successfully at the expected capacity factor until the refurbishment outage began, as the capacity factor for the year was 72.8 per cent compared to a lifetime capacity factor of 82.1 per cent.  The Group planned and assessed risks appropriately that enabled the other generating stations to be readied for refurbishment.  Regulatory deferral accounts related to the benefits of the lawsuit settlement with PDVSA as well as costs incurred throughout the Point Lepreau Generating Station refurbishment outage were established.

Two significant factors outside normal operations that contributed to the earnings before special payments in lieu of income taxes during the year were; the lawsuit settlement with PDVSA which had an impact of $29 million and a one-time accounting gain of $30 million on de-designation of forward purchase contracts for heavy fuel oil for 2008-2009 resulting from a load forecast change due to the closure of major industrial customers and the decision to purchase electricity rather than produce power with higher-priced internal thermal units.

The other significant factor contributing to the change in year-over-year earnings before special payment in lieu of income taxes was an increase in gross margin of $40 million.  Operational factors that contributed to the increase in gross margin were higher in-province revenue due to the implementation of an approved 5.9 per cent average rate increase and higher sales due to colder weather.  Items that offset these positive factors included reduced hydro flows in 2007-2008 compared to 2006-2007, higher fuel and purchased power prices, lower nuclear generation, lower in-province load due to the closure of major industrial customers, and lower export sales.

Exhibit “99.1” Current Province of New Brunswick Description

Cash flow from operations in 2007-2008 increased by $78 million to $316 million. This resulted primarily from the increase in net earnings.

The Group’s debt increased by $233 million in 2007-2008. This increase in debt was less than the total increase in capital spending and used fuel management fund installments due to higher operating earnings and the cash portion of the lawsuit settlement with PDVSA.

Operating Results

Revenues

Total revenues were $1,712 million in 2007-2008, a $200 million or 13 per cent increase compared to 2006-2007.

In-province sales of power were $1,237 million in 2007-2008, representing a $91 million or eight per cent increase from 2006-2007. The main contributors to the year-over-year variance were:

(a)  a $78 million increase due to a 5.9 per cent average rate increase implemented June 8, 2007,

(b)  a $17 million increase due to colder weather in 2007-2008 and

(c)  an $8 million increase due to higher interruptible sales, offset by increased fuel and purchased power costs.

The increase was partially offset by $12 million decrease due to lower industrial sales volumes mainly related to closures in the pulp and paper industry.

In 2007-2008, out-of-province sales of power were $196 million, a decrease of $19 million or nine per cent from 2006-2007. The main contributors to the year-over-year variance were a $35 million decrease because the incremental cost to generate electricity was not always competitive in the export market partially offset by a $13 million increase due to higher average prices for export energy.

Miscellaneous revenue was $99 million in 2007-2008, an increase of $32 million compared to 2006-2007.  The substantial increase was the result of the application of $29 million of the cash portion of the lawsuit settlement with PDVSA to offset a prior year write-off related to the Coleson Cove Generating Station fuel delivery system.

A $93 million mark-to-market gain was recorded in 2007-2008 on the long-term receivable of the in-kind portion of the lawsuit settlement with PDVSA.  This mark-to-market gain did not however have an impact on net earnings as it was included in the regulatory deferral account established by the EUB during the year.  The purpose of the deferral account is to return the benefit of the lawsuit settlement with PDVSA to customers in a levelized manner. The deferral is being allocated to customers over 17 years in order to best match the benefit to the customers that will pay for the Coleson Cove Generating Station refurbishment.

For the fiscal year ended March 31, 2008, energy was supplied as follows:

COMPOSITION OF ENERGY SUPPLY

	Total	In-Province

Hydro	15.2%	17.8%
Thermal	39.6	37.3
Nuclear	24.0	25.5
Purchases	21.2	19.4
Total	100.0%	100.0%

Fuel and Purchased Power

Exhibit “99.1” Current Province of New Brunswick Description

The cost of fuel and purchased power was $585 million in 2007-2008, an increase of $25 million or five per cent from 2006-2007, net of a $30 million one-time gain on the de-designation of forward purchase contracts for heavy fuel oil related to 2008-2009. Heavy fuel oil represented 23 per cent of these costs while purchased power from utilities in Nova Scotia, Maine, Quebec, and New Brunswick accounted for 57 per cent. The year-over-year increase in fuel and purchased power costs was attributable to:

(a)

a $24 million increase in energy costs due to decreased hydro flows to 104 per cent of the long-term average in 2007-2008 compared to 117 per cent in 2006-2007,

(b)

a $20 million increase related to lower nuclear generation resulting from a lower capacity factor of 72.8 per cent in 2007-2008 compared to 78.2 per cent in 2006-2007

(c)

a $3 million increase related to lower equivalent thermal generation availability of 80.5 per cent in 2007-2008 compared to 89.1 per cent in 2006-2007, mainly as a result of planned outages in preparation for the Point Lepreau Generating Station refurbishment outage,

(d)

a $49 million increase related to higher overall fuel and purchased power prices, and

(e)

an $8 million increase due to fewer opportunities to purchase power at favourable prices compared to internal generation costs compared to 2006-2007.

These increases were partially offset by a $47 million cost reduction due to reduced load requirements for large industry and export sales.

The one-time gain on de-designation of forward purchase contracts for heavy fuel oil resulted from a load forecast change due to the closure of major industrial customers and the decision to purchase power rather than produce power with higher-priced internal thermal generation units. Year-over-year, the Group entered into significantly more electricity forward contracts and had fewer heavy fuel oil forward contracts.

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $397 million in 2007-2008, an $8 million or two per cent increase compared to 2006-2007. The significant changes were due to:

(a)  a $13 million increase in annual salaries as a result of annual scale escalations and merits and

(b)  a $4 million increase due to forced outages and other projects at the Point Lepreau Generating Station.

 The increase was partially offset by an $8 million decrease due to a shorter and less costly annual maintenance outage at Point Lepreau Generating Station.

Amortization and Decommissioning

Amortization and decommissioning costs were $216 million in 2007-2008 and a $4 million decrease mainly due to:

(a)

a reduction in the cost of the Coleson Cove Generating Station resulting from the lawsuit settlement with PDVSA.  The reduced amortization associated with the lawsuit settlement with PDVSA was offset through the regulatory deferral with no impact on net earnings,

(b)

the approved amortization changes as the result of an amortization study, partially offset by

(c)   the write-off of certain operating equipment.

Taxes

Taxes other than special payments in lieu of income taxes were $43 million in 2007-2008, a $6 million or 12 per cent decrease compared to 2006-2007. The decrease was mainly related to a reduction in the rate for the payments in lieu of Provincial capital tax.

Regulatory Deferrals

In 2007-2008, a net charge of $73 million was recorded as a regulatory deferral adjustment. This amount was mainly comprised of a charge of $75 million that pertained to the regulatory deferral setup for the lawsuit settlement with PDVSA. The bulk of this adjustment was related to the deferral of the mark-to-market gain recorded on the in-kind portion of the settlement. This adjustment was required to provide the benefit of the lawsuit settlement to customers in a levelized manner over a 17-year period.

Exhibit “99.1” Current Province of New Brunswick Description

Pursuant to legislation enacted in 2008, a regulatory deferral account was also established for the refurbishment of the Point Lepreau Generating Station. The purpose of this deferral is to recover the normal period costs, net of any revenues, of the station and the costs of replacement power that are incurred during the period of refurbishment. The amounts are to be recovered over the operating life of the refurbished Point Lepreau Generating Station and are to be reflected in the charges, rates and tolls charged to customers. In 2007-2008, $2 million in costs were credited to the deferral, representing three days of period and replacement power costs.

The net impact of the two items noted above was a regulatory deferral adjustment of $73 million.

Finance Charges

Finance charges were $175 million in 2007-2008, a $5 million or three per cent decrease from 2006-2007.   This was mainly due to:

(a)

positive operating cash flows,

(b)

the cash portion of the lawsuit settlement with PDVSA that reduced debt balances other than those associated with major capital spending and

(c)

improved rates on debt refinancing.

The reduced finance charges associated with the lawsuit settlement was offset through the regulatory deferral with no impact on net earnings.

Special Payments in Lieu of Income Taxes

The Group made special payments in lieu of income taxes to NBEFC. These payments consist of an income tax component based on accounting net earnings multiplied by a rate of 34.47 per cent.  Special payments in lieu of income taxes were $49 million in 2007-2008, a $41 million increase compared to 2006-2007. This increase was due to higher earnings in 2007-2008.

Liquidity and Capital Resources

Capital expenditures, net of proceeds on disposal and customer contributions, were $409 million in 2007-2008. This $122 million or 43 per cent increase compared to 2006-2007 resulted primarily from:

(a) a $46 million increase in the Point Lepreau Generating Station refurbishment project spending,

(b) a $38 million increase due to the purchase of Nepisiguit Falls Generating Station,

(c) a $16 million increase in spending on the turbine upgrade project at Point Lepreau Generating Station,

(d) a $28 million increase in spending related to a fuel conversion project at Coleson Cove Generating Station,  and

(e) a $15 million increase in regular capital spending.

These items were partially offset by a $23 million decrease due to completion of the International Power Line project.

Cash Flow from Operations

Cash flow from operations in 2007-2008 increased by $78 million to $316 million. This resulted primarily from increased net earnings.

Free Cash Inflow (Outflow)

Free cash outflow was $252 million in 2007-2008, an increase of $190 million compared to 2006-2007.  The primary reasons for the increase were:

(a)

increased capital spending due to the Point Lepreau Generating Station refurbishment project, Nepisiguit Falls    Generating Station, Point Lepreau Generating Station turbine upgrade project and the Coleson Cove Generating Station fuel conversion project,

(b)

increased working capital due to higher receivables as a result of rate increases and timing of accounts payable and

(c)

a one-time installment to increase the used fuel management fund.

Exhibit “99.1” Current Province of New Brunswick Description

The increase was partially offset by higher cash flow operations due to higher earnings and the cash portion of the lawsuit settlement with PDVSA.

Net Debt

Net debt increased by $233 million in 2007-2008 compared to an $84 million increase in 2006-2007.  The increase in debt was less than the total increase in capital spending and used fuel management fund installments due to higher operating earnings and the cash portion of the lawsuit settlement with PDVSA.

Total Net Debt

The Group’s debt levels are increasing due to the refurbishment of the Point Lepreau Generating Station.  The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Group issues long- and short-term notes to NBEFC. Under the authority of the Act, the Province borrows in its own name on behalf of NBEFC.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2008.

PEAK DEMAND AND CAPACITY (MW)

	2004	2005	2006	2007	2008

System net generating capacity	3,770	3,948	3,297	3,297	3,297
Firm capacity purchases	506	402	402	402	402

Total available resources	4,276	4,350	3,699	3,699	3,699

In-province system net peak demand	3,340	3,146	2,799	3,160	2,992
Firm exports	366	399	355	356	447
Operating reserve	657	662	561	512	508

Total requirement	4,363	4,207	3,715	4,028	3,947

SELECTED OUTPUT AND SALES DATA

		Year Ended March 31,

		2004	2005	2006	2007	2008

System Power Generated and Purchased (in millions of kilowatt-hours)
	Generated	19,199	18,514	18,507	15,946	14,437
	Purchased	1,371	1,848	1,898	3,092	3,890
		20,570	20,362	20,405	19,038	18,327
Station service and losses (transformer and transmission)		1,626	1,608	1,465	1,531	1,420

Exhibit “99.1” Current Province of New Brunswick Description

Total Energy Available	18,944	18,754	18,940	17,507	16,907

Electric Sales (in millions of kilowatt-hours)

In-province	14,648	14,606	13,887	14,342	14,250
Out-of-province	3,922	3,813	4,682	2,815	2,327
Total Electric Sales	18,570	18,419	18,569	17,157	16,577

Revenue from Sale of Power (in millions of dollars)
In-province	1,009	1,049	1,056	1,146	1,237
Out-of-province	246	251	379	215	196
Total revenue from sale of power	1,255	1,300	1,435	1,361	1,433
Miscellaneous revenue and transmission	56	103	150	151	279

Total Revenue	1,311	1,403	1,585	1,512	1,712

Number of Customers (at end of period) (direct and indirect)	363,439	366,930	370,660	373,207	376,964

Average Revenue per kilowatt-hour
In-province	6.89¢	7.18¢	7.60¢	7.99¢	8.68¢
Out-of-province	6.27¢	6.58¢	8.09¢	7.64¢	8.42¢

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

NEW BRUNSWICK POWER HOLDING CORPORATION

Summary Combined Balance Sheet

	As At March 31,
	(In millions of dollars)
	2007	2008
Assets	411	630
Current assets	3,405	3,302
Long-term assets	247	646
Deferred charges	88	108

Total Assets	4,151	4,686

Liabilities and Deficit
Current liabilities	659	928
Long-term debt	2,869	2,891
Deferred liabilities	392	516
Shareholder's equity	231	351

Total Liabilities and Shareholder's Equity	4,151	4,686

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Earnings

	Year ended March 31,

	2004	2005[1]	2006	2007	2008
	(In millions of dollars)

Revenues	1,311	1,403	1,585	1,512	1,712
Expenses
Fuel and purchased power	467	497	512	560	585
Transmission [2] Operations, maintenance and administration	- 355	46 384	86 373	85 389	85 397
Amortization & decommissioning	213	219	217	220	216
Taxes	33	41	47	49	43
Regulatory Deferrals	-	-	-	-	73
Finance charges	217	202	199	180	175
Write-off fuel handling system costs	44	-	-	-	-
	1,329	1,389	1,434	1,483	1,574

Earnings (loss) before special payments in lieu of income taxes Special payments in lieu of income taxes	(18) -	14 5	151 55	29 8	138 49
Net Earnings (Loss) for the Year	(18)	9	96	21	89

____________________________

1 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005.  Prior years’ data is consolidated from the former integrated structure.

2 The EUB also regulates the Open Access Transmission Tariff (“OATT”) that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the Province and generates revenues for Transco to operate and maintain the transmission system.  On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT.  As such, Transco bills the System Operator for the majority of its revenue requirement which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Cash Flow

	Year Ended March 31,

	2004	2005[1]	2006	2007	2008
	(In millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	(18)	9	96	21	89
Non-cash items	274	236	223	217	227
Net change in non-cash working capital balances	29	(51)	(11)	13	(80)
Nuclear decommissioning and used fuel management funds installments and earnings[2]	(156)	(13)	(40)	(13)	(141)
Other	(8)	(1)	(5)	(13)	(24)

Cash from operating activities	121	180	263	225	71
Cash from financing activities	321	158	(37)	71	222
Cash from investing activities	(497)	(341)	(209)	(287)	(323)
Net Cash Inflow (Outflow)	(55)	(3)	17	9	(30)
Cash and short-term investments
Beginning of Year	62	7	4	21	30
End of year	7	4	21	30	0

_________________________

1 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005.  Prior years’ data is consolidated from the former integrated structure.

2 The Group established a decommissioning segregated fund and a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Point Lepreau Generating Station as set by the Canadian Nuclear Safety Commission (“CNSC”).  The Group has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act (“NFWA”).  In accordance with the NFWA, the Nuclear Waste Management Organization (“NWMO”) was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste.   In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO.  The funding requirement, based on the accepted proposal, has not been finalized at this time.  Until then, the NFWA requires the Group to contribute $4 million annually.  The funds contained in the established funds to meet the license conditions of the Point Lepreau Generating Station described above will also be used to meet these requirements.

Exhibit “99.1” Current Province of New Brunswick Description

Segmented Information

The Group is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies.

Year Ended March 31, 2008

(In millions of dollars)

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total

Total Revenue	1,057	228	105	1,286	99	(1,063)	1,712

Total Expenses	999	238	88	1,279	82	(1,063)	1,623

Net Income (Loss) for Year	58	(10)	17	7	17	-	89

Total Assets	2,119	1,325	397	796	626	(577)	4,686

Total Debt	1,540	890	216	526	0	-	3,172

Capital Expenditures	92	242	27	45	3	-	409

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK ELECTRIC FINANCE CORPORATION

NBEFC was established under the Act that came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights, and obligations that NBEFC received as part of the restructuring of Holdco and to dispose or otherwise deal with them as it sees fit.

As a result of the restructuring, the former NB Power’s debt, accrued interest and Sinking Funds were transferred to NBEFC.  A net total of $3.5 billion was transferred to NBEFC that consisted of the following:

(In millions of dollars)
Long-term debt	3,537
Short-term debt	378
Accrued interest	83
Sinking funds	(418)
3,580

In exchange, NBEFC received promissory notes from each Holdco subsidiary, including accrued interest, and a $140-million equity share in Transco. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed Holdco and its subsidiaries of NB Power’s  $187 million deficit.

NBEFC holds Class “B” non-voting share of nominal value in Holdco and its subsidiaries as well as in New Brunswick Power Coleson Cove Corporation.  NBEFC holds an additional thousand Class “B” non-voting common shares in Transco assigned a value of $140 million.

NBEFC receives debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

As of March 31, 2008, NBEFC had net total debt of $3.6 billion.

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING ON MARCH 31, 2008
Date of Maturity	Interest Rate	Sinking Fund Installment Rate	Series	Currency Amount	Outstanding Amount (CAN $)	Date Issued	Note
	%	%		Thousands
Repayable in United States Dollars:
15 Feb. 2013	7.625	1 & 1.5	EO	200,000.0	205,580.0	Feb. 1993	2
15 Aug. 2013	6.75	1 & 1.5	ET	200,000.0	205,580.0	Sept. 1993	2
21 Feb. 2017	4.5926	1 & 1.5	GR	500,000.0	584,750.0	Feb. 2007	2,18
15 May 2020	9.75	1 & 1.5	DU	200,000.0	203,105.0	May 1990	2,19
1 May 2022	8.75	1 & 1.5	EI	200,000.0	200,590.0	May 1992	2,20
				800,000.0	1,399,605.0
Repayable in Canadian Dollars:
11 Apr. 2008	9.62-10.39	1	CP		59,314.0	1988	1
2 June 2008	5.70	1.5	FR		550,000.0	Mar., Oct. 1998	2,4
7 July 2008	4.35	1.5	GD		101,958.4	July 2003	2
2 Dec. 2008	4.25	1.5	GI		300,000.0	Sept. 2003	2
3 Apr. 2009-1 Mar. 2010	9.15-10.31	1	CP		64,307.0	1989-1990	1
1 May 2009	Floating	1.5	GM		200,000.0	April 2005	2,15
2 June 2009	5.25	1.5	FU		550,000.0	May, Sept 1999	2,6
22 June 2009	10.25	1.5	DR		88,019.0	June 1989	2,3
23 Nov. 2009	10	1 & 1.5	DT		120,359.0	Nov. 1989	2,3
2 Dec. 2009	4.5	1 & 1.5	GK		300,000.0	June 2004	2
2 Apr. 2010- 1 Mar. 2011	10.36-11.04	1.5	CP		40,360.0	1990-1991	1
15 June 2010	6.375	1 & 1.5	FW		600,000.0	June, Dec. 2000	2,8
10 Apr. 2010- 10 July 2011	9.81-10.04	1.5	CP		58,458.0	1991	1
12 July 2011	5.8	1 & 1.5	FX		600,000.0	Feb., June 2001	2,9
31 Oct 2011	10.125	1 & 1.5	ED		200,000.0	Oct. 1991	2
1 Dec. 2011	5.85	1 & 1.5	FY		600,000.0	Dec 01, Feb. 02	2,10
11 May 2012- 10 July 2012	9.17-9.45	1.5	CP		41,673.0	1992	1
9 May 2012	4.53	1.5	CP		86,575.0	2006-07 2007-08	17
6 Dec. 2012	5.875	1 & 1.5	FZ		600,000.0	June, Aug. 2002	2,11
18 Jan. 2013	9.25	1 & 1.5	EN		200,000.0	Jan. 1993	2
25 Feb. 2013	5.5	1 & 1.5	GC		200,000.0	Feb. 2003	2
28 June 2013	8.5	1 & 1.5	ER		200,000.0	June 1993	2
13 Jan. 2014	7.75	1.5	EW		200,000.0	Jan. 1994	2
10 Mar. 2014	4.81	1	CP		20,118.0	2007-2008	1
4 Feb. 2015	4.5	1 & 1.5	GL		550,000.0	Feb. Apr. 2005	2,14
12 May 2015	8.75	1 & 1.5	FF		200,000.0	May 1995	2
3 Dec. 2015	4.3	1 & 1.5	GN		500,000.0	June 05, Jan 06	2,15
21 July 2016	4.7	1.5	GQ		300,000.0	July 2006	2
27 June 2017	6.75	1.5	FO		250,000.0	June 1997	2
27 Dec. 2017	6	1.5	FP		250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1.5	GU		120,000.0	March 2008	2
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1.5	CP		46,892.0	1999-2000	1
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1.5	CP		53,014.0	2000-2001	1
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1.5	CP		74,784.4	2001-2002	1
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1.5	CP		73,185.0	2002-2003	1
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1.5	CP		71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP		100,000.0	Mar. 2006	2
10 Apr. 2025-May 2025	4.97-5.10	1.5	CP		19,188.0	2005	1
2 Apr. 2024-10 Jan 2025	5.16-5.83	1.5	CP		67,087.0	2004-2005	1
27 Dec. 2028	5.65	1.5	FT		500,000.0	July 98, Feb. 99	2,5
15 Dec. 2029	5.75-6.29	1	FV		50,000.0	Dec. 1999	7
27 Jan. 2034	5.5	1.5	GJ		550,000.0	Jan., Nov. 2004	2.12
10 July 2035	4.73	1.5	CP		50,302.0	2005, 2006-2007	16
26 Sep. 2035	4.65	1 & 1.5	GO		650,000.0	Sept 05, Jan 07	2,17
26 Mar 2037	4.55	1 & 1.5	GS		900,000.0	Mar. June Sep 07	2,21,22
26 Mar 2037	4.63	1.5	CP		7,856.0	Apr. 2007	16
26 Sept. 2039	4.8	1 & 1.5	GT		300,000.0	Nov. 2007	2

					13,064,259.8

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part, at 100% on not less than thirty days notice.

(2) Non-callable

(3) Pursuant to Section 24 of the Provincial Loans, Act, the Minister of Finance authorized the cancellation of a portion of this issue held as an investment in the Sinking Fund effective 1 April 1991.  The Sinking Fund installment is the same as that made prior to the cancellation.

(4) In October 1998, the Province issued an additional $250,000.0 of its series FR debentures.

(5) In February 1999, the Province issued and additional $250,000.0 of its series FT debentures.

(6) In September 1999, the Province issued an additional $250,000.0 of its series FU debentures.

(7) Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(8) In December 2000, the Province issued an additional $300,000.0 of its series FW debentures.

(9) In June 2001, the Province issued an additional $300,000.0 of its series FX debentures.

 (10) In February 2002, the Province issued an additional $300,000.0 of its series FY debentures.

(11) In August 2002, the Province issued an additional $300,000.0 of its series FZ debentures.

(12) In November 2004, the Province issued an additional $250,000.0 of its series GJ debentures.

(13) Canadian $200,000.0 represents the amount payable under an interest swap agreement with a counterparty.  Interest is payable in monthly Canadian dollars at a floating rate.

(14) In April 2005, the Province issued an additional $300,000.0 in its Series GL debentures.

 (15) In January 2006, the Province issued an additional $300,000.0 of its series GN debentures.

(16) Issued to the Canada Pension Plan Investment Board, non negotiable or transferable.  Assignable only to a wholly-owned subsidiary of the CPP Investment Board.  Thirty year bonds redeemable in whole or in part prior to maturity on not less that six days notice.

(17) In January 2007, the Province issued an additional $400,000.0 as its Series GO debentures.

(18) Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500,000.0 US due 21 February 2017.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(19) Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of  Series DU due 15 May 2020.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(20) Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of  Series EI due 1 May 2022.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(21) In June 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

(22) In September 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar, Japanese yen and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2003 through 2007.

Average of Noon Spot Rates	2003	2004	2005	2006	2007
U.S. Dollar	$1.4014	$1.3015	$1.2116	$1.1341	$ 1.0748
Japanese Yen (100 Yen)	1.2088	1.2035	1.1035	.9753	0.9121
Swiss Franc	1.0418	1.0473	0.9746	.9050	0.8944

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.